SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2004

ChipMOS TECHNOLOGIES (Bermuda) LTD.

(Translation of Registrant’s Name Into English)

No. 1, R&D Road 1

Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      ✓            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      ✓

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

CAUTIONARY STATEMENT FOR PURPOSES OF THE “SAFE HARBOR”

PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

Certain statements contained in this report on Form 6-K may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the ChipMOS TECHNOLOGIES (Bermuda) LTD. (the “Company”) to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements.

Except for historical matters, the matters discussed in this report on Form 6-K are forward-looking statements that are subject to significant risks and uncertainties. These statements are generally indicated by the use of forward-looking terminology such as the words “believe,” “expect,” “intend,” “anticipate,” “estimate,” “plan,” “project,” “may,” “will” or other similar words that express an indication of actions or results of actions that may or are expected to occur in the future. Forward-looking statements include, but are not limited to, the trends relating to our business.

Actual results may be materially different from those indicated by our forward-looking statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES (Bermuda) LTD.
(Registrant)

Date: October 27, 2004	By	/s/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & Chief Executive Officer

EXHIBITS

Exhibit Number
1.1	Management’s Discussion and Analysis of Financial Condition and Results of Operations

1.2	Financial Statements of ChipMOS Technologies (Bermuda) LTD. as of and for the six months ended June 30, 2004 and 2003

EXHIBIT 1.1

ChipMOS Technoogies (Bermuda) LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

Overview

References to “US$” and “US dollars” are to United States dollars and references to “NT$” and “NT dollars” are to New Taiwan dollars. This report contains translations of New Taiwan dollar, or NT dollar, or NT$, amounts into United States dollars, or US dollars, or US$, at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from NT dollars to US dollars and from US dollars to NT dollars were made at the noon buying rate in The City of New York for cable transfers in NT dollars per US dollar as certified for customs purposes by the Federal Reserve Bank of New York, or the noon buying rate, on June 30, 2004, which was NT$33.66 to US$1.00. We make no representation that the NT dollar or US dollar amounts referred to in this report could have been or could be converted into US dollars or NT dollars, as the case may be, at any particular rate or at all. On October 26, 2004, the noon buying rate was NT$33.68 to US$1.00.

We, ChipMOS TECHNOLOGIES (Bermuda) LTD., provide a broad range of semiconductor testing and assembly services primarily for memory, mixed-signal, and LCD and other flat-panel display driver semiconductors. We also provide semiconductor turnkey services by purchasing fabricated wafers and selling tested and assembled semiconductors. In 2003, our consolidated net revenue was NT$9,027 million (US$268 million) and our net income was NT$482 million (US$14 million). In the six months ended June 30, 2004, our consolidated net revenue was NT$7,413 million (US$220 million) and our net income was NT$1,181 million (US$35 million).

We are a holding company, incorporated in Bermuda on August 1, 2000. We provide most of our services through our majority-owned subsidiary, ChipMOS TECHNOLOGIES INC., or ChipMOS Taiwan, and its subsidiaries and investees. ChipMOS Taiwan was founded in 1997 as a joint venture between Mosel and Siliconware Precision and with the participation of other investors. As of September 30, 2004, we held 70.3% of the outstanding common shares of ChipMOS Taiwan, and Siliconware Precision Industries Co., Ltd., or Siliconware Precision, held 28.7%. In Taiwan, we conduct testing operations in our facilities at the Hsinchu Science Park and the Hsinchu Industrial Park and testing and assembly operations in our facility at the Southern Taiwan Science Park. We also conduct operations in Mainland China through ChipMOS TECHNOLOGIES (Shanghai) LTD., or ChipMOS Shanghai, a wholly-owned subsidiary of Modern Mind Technology Limited, or Modern Mind, which is one of our controlled consolidated subsidiaries. ChipMOS Shanghai operates a testing and assembly facility at the Qingpu Industrial Zone in Shanghai. Through our subsidiaries, we also have equity interests in other companies that are engaged in the semiconductor industry.

The following key trends are important to understanding our business:

Capital Intensive Nature of Our Business. Our operations, in particular our testing operations, are characterized by relatively high fixed costs. We expect to continue to incur substantial depreciation and other expenses as a result of our previous acquisitions of testing and assembly equipment and facilities. Our profitability depends in part not only on absolute pricing levels for our services, but also on capacity utilization rates for our testing and assembly equipment. In particular, increases or decreases in our capacity utilization rates could significantly affect our gross margins since the unit cost of testing and assembly services generally decreases as fixed costs are allocated over a larger number of units.

The current generation of advanced testers typically cost between US$2 million and US$3 million each, while wire bonders used in assembly typically cost approximately US$85,000 each and inner lead bonders for tape carrier package, or TCP, and chip-on-film, or COF, assembly cost approximately US$370,000 each. We begin depreciating our equipment when it is placed into commercial operation. There may be a time lag between the time when our equipment is placed into commercial operation and when it achieves high levels of utilization. In periods of depressed semiconductor industry conditions, such as in 2001 and 2002, we may experience lower than expected demand from our customers and a sharp decline in the average selling prices of our testing and assembly services, resulting in an increase in depreciation expenses relative to net revenue. In particular, the capacity utilization rates for our testing equipment may be severely affected during a semiconductor industry downturn as a result of the decrease in outsourcing demand from integrated device manufacturers, or IDMs, which typically maintain larger in-house testing capacity than in-house assembly capacity.

Highly Cyclical Nature of the Semiconductor Industry. Highly cyclical, the worldwide semiconductor industry has experienced peaks and troughs over the last decade, with a severe downturn beginning in the fourth quarter of 2000 that was followed by a modest recovery in 2002. The significant decrease in market demand for semiconductors that began in 2000 adversely affected our results of operations for 2001 and 2002. During periods of decreased demand for assembled semiconductors, some of our customers may forego or simplify final testing of certain types of semiconductors, such as DRAM, further intensifying our difficulties.

Declining Average Selling Prices of Our Testing and Assembly Services. The semiconductor industry is characterized by a general decrease in prices for products and services over the course of their product and technology life cycles. The rate of decline is particularly steep during periods of intense competition and adverse market conditions. The average selling prices of our testing and assembly services, except those for LCD and other flat-panel display driver semiconductors, experienced sharp declines during such periods as a result of intense price competition from other independent testing and assembly companies that attempt to maintain high capacity utilization levels in the face of reduced demand.

To offset the effects of decreasing average selling prices, we will continue to seek to:

•	improve production efficiency and maintain high capacity utilization rates;

•	concentrate on testing of high-demand, high-growth semiconductors;

•	develop new assembly technologies; and

•	implement new technologies and platforms to shift into higher margin services.

Market Conditions for the End-User Applications for Semiconductors. Market conditions in the semiconductor industry, to a large degree, track those for their end-user applications. Any deterioration in the market conditions for the end-user applications of semiconductors that we test and assemble may reduce demand for our services and, in turn, materially adversely affect our financial condition and results of operations. Our net revenue is largely attributable to fees from testing and assembling semiconductors for use in personal computers, consumer electronic products, display applications and communications equipment. The markets for these products are intensely competitive, and a significant decrease in demand could put pricing pressure on our testing and assembly services and negatively affect our earnings.

Change in Product Mix. Declines in average selling prices have been partially offset over the last three years by a change in our revenue mix. In particular, revenue from testing and assembly of LCD and other flat-panel display driver semiconductors and 12-inch wafer processing have increased as a percentage of our total net revenue. We intend to continue focusing on testing and assembling more semiconductors that provide higher margins and developing and offering new technologies in testing and assembly services, in order to mitigate the effects of declining average selling prices on our profitability.

Recent Acquisitions

On April 1, 2004, PlusMOS Technologies Inc., or PlusMOS, merged into CHANTEK ELECTRONIC CO., LTD., or Chantek, in a stock-for-stock merger, with Chantek as the surviving entity. Chantek provides semiconductor assembly services for low-density volatile and non-volatile memory semiconductors, consumer semiconductors and microcontroller semiconductors, and subsequent to the merger, also manufactures, designs and sells DRAM modules. Upon the consummation of the merger, ChipMOS Taiwan held a 34.2% interest in Chantek, and Chantek became one of our consolidated subsidiaries as of April 1, 2004. The consolidation of Chantek has affected our financial results for the six months ended June 30, 2004 and our financial position as of June 30, 2004 as follows:

•	our revenue increased by approximately NT$795 million, an increase of approximately 11%, in the first half of 2004 as a result of the inclusion of revenue generated by Chantek, including revenue from activities previously conducted by PlusMOS;

•	our consolidated current liabilities increased by approximately NT$689 million, an increase of approximately 12% as of June 30, 2004;

•	our consolidated long-term liabilities increased by approximately NT$554 million, an increase of approximately 16% as of June 30, 2004; and

•	our gross margin was 31% in the first half of 2004 and would have been 35% without the consolidation of Chantek.

On April 30, 2004, WORLD-WIDE TEST Technology Inc., or WWT, a Taiwan-based logic testing company, merged into ChipMOS Logic TECHNOLOGIES INC., or ChipMOS Logic, one of our majority-owned subsidiaries, with ChipMOS Logic as the surviving entity. We consolidated our mixed-signal semiconductor testing services into the combined entity and provide mixed-signal semiconductor testing services to both our existing customers and WWT’s customers through ChipMOS Logic. The merger impacts our results of operations, cash flow from operations and financial position for periods starting from April 30, 2004.

This merger affected our financial results for the six months ended June 30, 2004 and our financial position as of June 30, 2004 as follows:

•	our revenue from mixed-signal semiconductor testing services increased as a result of the inclusion of revenue from certain customers of WWT who we expect to be customers of ChipMOS Logic;

•	our consolidated net property, plant and equipment increased by approximately NT$1,547 million, an increase of approximately 10% as of June 30, 2004, thus increasing our depreciation expenses; and

•	the effect on our gross margin was insignificant.

On a pro forma basis, giving effect to the merger of WWT with ChipMOS Logic as if it had occurred on January 1, 2003, we recorded a net loss of NT$88 million (US$3 million) for the year ended December 31, 2003 compared to a net income of NT$482 million (US$14 million) in the same period on an actual basis. For further details, see the report on Form 6-K submitted by us to the Securities and Exchange Commission, or SEC, on October 26, 2004 containing the financial statements of WWT as of and for the financial year ended December 31, 2003 and pro forma income statements of ChipMOS Bermuda for the year ended December 31, 2003.

On August 24, 2004, we, through ThaiLin Semiconductor Corp. (Taiwan), or ThaiLin, and ChipMOS Taiwan, entered into an agreement for the acquisition of certain testing and assembly assets of First International Computer Testing and Assembly Technology, Inc., or FICTA, including 52 testers, 133 wire bonders, and machinery, equipment, raw materials, spare parts, and patents. The value of the transaction is approximately NT$1,050 million (US$31 million) and the transaction is expected to close on November 1, 2004.

Net Revenue

We conduct our business according to our four main business segments: (1) testing services for memory and mixed-signal semiconductors, (2) assembly services for memory and mixed-signal semiconductors, (3) LCD and other flat-panel display driver semiconductor testing and assembly services, and (4) semiconductor turnkey services, whereby we purchase fabricated wafers and sell tested and assembled semiconductors and, from 2003, also conduct certain trading activity. The following table sets forth, for the periods indicated, our consolidated net revenue for each segment.

	Year ended December 31,				Six Months ended June 30,(1)
	2001	2002	2003	2003	2003	2004	2004
	NT$	NT$	NT$	US$	NT$	NT$	US$
	(in millions)
Testing
Memory	$2,139.4	$2,254.2	$2,890.3	$85.9	$1,131.9	$2,798.1	$83.1
Mixed-signal	103.3	76.9	265.5	7.9	103.7	210.3	6.3
Total testing	2,242.7	2,331.1	3,155.8	93.8	1,235.6	3,008.4	89.4
Assembly
Memory	1,610.9	1,404.5	2,701.4	80.3	1,232.8	2,151.1	63.9
Mixed-signal	—	10.7	27.5	0.8	13.7	276.5	8.2
Total assembly	1,610.9	1,415.2	2,728.9	81.1	1,246.5	2,427.6	72.1
LCD and other flat-panel display driver semiconductor
testing and assembly	131.5	991.8	1,683.5	50.0	674.2	1,592.6	47.3
Semiconductor turnkey(2)	1,260.0	1,787.8	1,458.3	43.3	877.6	384.2	11.4
Total	$5,245.1	$6,525.9	$9,026.5	$268.2	$4,033.9	$7,412.8	$220.2

(1)	For the first half of 2003, we consolidated the financial results of ChipMOS Taiwan, ChipMOS Japan Inc., or ChipMOS Japan, ChipMOS USA Inc., or ChipMOS USA, ChipMOS Far East Limited, or ChipMOS Far East, and Modern Mind and its wholly-owned subsidiary, ChipMOS Shanghai. For the first half of 2004, we also consolidated the financial results of ThaiLin, (which have been consolidated since December 1, 2003, the date when ChipMOS Taiwan obtained the controlling influence over ThaiLin’s decisions on its operations, personnel and financial policies), and from January 12 and 28, 2004, onwards and April 1, 2004, the financial results of Advanced Micro Chip Technology Co., Ltd., or AMCT, ChipMOS Logic, and Chantek, respectively. Starting from April 30, 2004, our financial results also include the financial results of WWT, which was merged into ChipMOS Logic.
(2)	In 2003, includes trading revenue generated by ChipMOS Far East.

Our net revenue consists primarily of service fees for testing and assembling semiconductors, and to a lesser extent, fees from equipment rentals to semiconductor manufacturers for engineering testing, less allowances for product returns. We expanded the scope of our testing services from memory semiconductors to mixed-signal semiconductors in the third quarter of 1999 in response to the growth opportunity in that segment. In the third quarter of 2000, we began providing testing and assembly services for LCD and other flat-panel display driver semiconductors. In early 1999, we introduced our semiconductor turnkey services to utilize our excess capacity available from time to time.

Some of our customers have recently entered into agreements with us, under which we reserve an agreed capacity for such customers and under which such customers commit to place orders in the amount of the reserved capacity through 2005 and 2006, some of which may be reduced by these customers under the agreements. Fifty-seven percent of our total current capacity is currently reserved under the above mentioned capacity guarantee contracts. However, most of our other customers generally do not place purchase orders far in advance and our contracts with customers generally do not require minimum purchases of our products or services. Our customers’ purchase orders have varied significantly from period to period because demand for their products is often volatile.

Our financial condition and results of operations have also been, and are likely to continue to be, affected by price pressures on our service fees, which tend to decline in tandem with the declining average selling prices of the products we test and assemble over the course of their product and technology life cycles. In order to maintain our margins, it is necessary to offset the fee erosion by continually improving our production efficiency and maintaining high capacity utilization rates. We also plan to continue to develop and implement new technologies and expand our services into higher-margin segments. These efforts require significant upfront investment in advance of incremental revenue, which could impact our margins.

Pricing

We price our testing fees primarily based on the cost of testing the products to our customers’ specifications, including the costs of the required material and components, the depreciation expenses relating to the equipment involved and our overhead expenses, and with reference to prevailing market prices. Accordingly, the testing fee for a particular product would principally depend on the time taken to perform the tests, the complexity of the product and the testing process, and the cost of the equipment used to perform the test. For example, testing fees for memory semiconductors are significantly higher than those for other products because of the longer time required and the need for burn-in testing.

We price our assembly services on a per unit basis, taking into account the complexity of the package, our costs, including the costs of the required material and components, the depreciation expenses relating to the equipment involved and our overhead expenses, prevailing market conditions, the order size, the strength and history of our relationship with the customer and our capacity utilization.

We price our testing and assembly services for LCD and other flat-panel display driver semiconductors on the basis of our costs, including the costs of the required material and components, the depreciation expenses relating to the equipment involved and our overhead expenses, and the price for comparable services.

Because we purchase fabricated wafers for our turnkey services, we price our semiconductor turnkey services based on the market price of the wafers as well as the factors we use to price our testing and assembly services, as described above.

We offer volume discounts to all customers who purchase large quantities of our services and special discounts to customers who use our turnkey services or all of our vertically integrated services.

Revenue Recognition

We generally recognize our revenue upon shipment of tested and assembled semiconductors to locations designated by our customers, including our internal warehouse for customers using our warehousing services. Revenue from product sales is recognized when title of products and risks of ownership are transferred to customers, generally upon shipment of the products. We submit invoices at the time of shipment or delivery and currently require customers to pay within 60 days after the last day of the month during which the invoice was sent, except that we currently require ProMOS Technologies Inc., or ProMOS, to pay within 75 days and Ultima Electronics Corp., or Ultima, and Mosel Vitelic Inc., or Mosel, to pay within 90 days. Prior to July 2001, we extended most customers 60 day payment terms. We have not experienced any significant collection problems. We do not require our customers to provide collateral for payment.

Related Party Revenues

In 2001, 2002, 2003 and the first half of 2004, 71%, 56%, 56% and 33%, respectively, of our net revenue were derived from related parties. While we believe that our transactions with related parties were entered into on an arm’s-length basis, we have from time to time extended them favorable payment terms, as discussed in the preceding paragraph.

Geography and Currency

We generate most of our net revenue from customers headquartered in Taiwan, which represented 89%, 88%, 84% and 85% of our net revenue in 2001, 2002, 2003 and the six months ended June 30, 2004, respectively. We also generate net revenue from customers in Japan, the United States, Hong Kong and other countries. Our service fees and revenue are generally denominated in the currency of the jurisdiction in which our facilities are located, for example NT dollars for our Taiwan operations and RMB for our Mainland China operations. As we generate most of our net revenue from Taiwanese customers using our Taiwanese operations, and since most of our labor and overhead costs are denominated in NT dollars, we consider the NT dollar to be our functional currency.

Cost of Revenue and Gross Profit (Loss)

Our cost of revenue consists primarily of the following: depreciation and amortization expenses, raw material costs, and labor and overhead expenses, which include royalty payments for licensed technologies, sub-contract fees and rental expenses. Our operations, in particular our testing operations, are characterized by relatively high fixed costs. We expect to continue to incur substantial depreciation and other expenses as a result of our previous and future acquisitions of testing and assembly equipment and facilities, including our investment in our Mainland China operations. Our profitability depends in part not only on absolute pricing levels for our services, but also on our capacity utilization rates. As of September 30, 2004, we had 394 testers, 343 wire bonders, 88 inner lead bonders, two steppers and two aligners. We use inner lead bonders for the assembly of LCD and other flat-panel display driver semiconductors using TCP or COF technology, and wire bonders for thin small outline package, or TSOP, ball-grid array, or BGA, and some other package assembly technologies. Due to the recovery of the semiconductor industry, our average utilization rate for testing of memory and mixed-signal semiconductors increased to 81% in 2003 from 69% in 2002 and 47% in 2001, and increased further to 91% in the six months ended June 30, 2004. Our average capacity utilization rate for assembly of memory and mixed-signal semiconductors increased to 89% in 2003 from 60% in 2002 and 43% in 2001, but decreased to 88% in the six months ended June 30, 2004. In addition, our average capacity utilization rate for LCD and other flat-panel display driver semiconductor testing and assembly increased to 82% in 2003 from 62% in 2002 and 19% in 2001, and increased further to 95% in the six months ended June 30, 2004.

Most of our labor and overhead costs are denominated in NT dollars. However, we also incur costs of revenues and operating expenses associated with testing and assembly services in several other currencies, including Japanese yen, US dollars and RMB. In addition, a substantial portion of our capital expenditures, primarily for the purchase of testing and assembly equipment, has been, and is expected to continue to be, denominated in Japanese yen with much of the remainder in US dollars.

The following table sets forth, for the periods indicated, our gross profit (loss) and our gross profit (loss) margin as a percentage of net revenue.

	Year ended December 31,				Six Months ended June 30,(1)
	2001	2002	2003	2003	2003	2004	2004
	NT$	NT$	NT$	US$	NT$	NT$	US$
	(in millions, except percentages)
Gross profit (loss):
Testing
Memory	$(447.8)	$(48.8)	$607.7	$18.1	$86.2	$1,215.8	$36.1
Mixed-signal	(274.8)	(304.8)	(161.3)	(4.8)	(96.7)	(56.6)	(1.6)
Total testing	(722.6)	(353.6)	446.4	13.3	(10.5)	1,159.2	34.5
Assembly
Memory	197.5	18.9	538.7	16.0	215.5	457.1	13.6
Mixed-signal	—	2.0	5.7	0.2	3.2	(16.0)	(0.5)
Total assembly	197.5	20.9	544.4	16.2	218.7	441.1	13.1
LCD and other flat-panel display driver semiconductor
testing and assembly	(272.5)	126.0	528.2	15.7	171.0	694.0	20.6
Semiconductor turnkey(2)	13.4	20.9	48.0	1.4	10.3	3.9	0.1
Total	$(784.2)	$(185.8)	$1,567.0	$46.6	$389.5	$2,298.2	$68.3

Gross profit (loss) margin:
Testing
Memory	(20.9)%	(2.2)%	21.0%	21.0%	7.6%	43.5%	43.5%
Mixed-signal	(266.1)	(396.7)	(60.8)	(60.8)	(93.2)	(26.9)	(26.9)
Total testing	(32.2)	(15.2)	14.1	14.1	(0.8)	38.5	38.5
Assembly
Memory	12.3	1.4	19.9	19.9	17.5	21.2	21.2
Mixed-signal	—	18.5	20.8	20.8	23.4	(5.8)	(5.8)
Total assembly	12.3	1.5	19.9	19.9	17.5	18.2	18.2
LCD and other flat-panel display driver semiconductor
testing and assembly	(207.2)	12.7	31.4	31.4	25.4	43.6	43.6
Semiconductor turnkey(2)	1.1	1.2	3.3	3.3	1.2	1.0	1.0
Overall	(14.9)%	(2.8)%	17.4%	17.4%	9.7%	31.0%	31.0%

(1)	For the first half of 2003, we consolidated the financial results of ChipMOS Taiwan, ChipMOS Japan, ChipMOS USA, ChipMOS Far East, and Modern Mind and its wholly-owned subsidiary, ChipMOS Shanghai. For the first half of 2004, we also consolidated the financial results of ThaiLin (which have been consolidated since December 1, 2003, the date when ChipMOS Taiwan obtained the controlling influence over ThaiLin’s decisions on its operations, personnel and financial policies), and from January 12 and 28, 2004, and April 1, 2004, onwards, the financial results of AMCT, ChipMOS Logic, and Chantek, respectively. Starting from April 30, 2004, our financial results also include the financial results of WWT, which was merged into ChipMOS Logic.
(2)	In 2003, includes trading revenue generated by ChipMOS Far East.

Operating Expenses

Research and Development

Research and development expenses consist primarily of personnel expenses, amortization expenses relating to technology, expenditures to qualify our services for specific customers and other consulting fees and certification fees paid to third parties. Research and development expenses are recognized as they are incurred. We currently expect to continue to hire a significant number of additional employees in our research and development department. We currently expect that research and development expenses will increase in absolute terms in the future as we expand into new technologies and service offerings.

Sales and Marketing

Sales and marketing expenses consist primarily of shipping and handling expenses incurred in delivering products to our customers’ designated locations, advertising, corporate communications and other marketing expenses, personnel expenses for sales and marketing staff, service marketing expenses and service support expenses. We currently expect marketing expenses to increase in absolute terms in the future, related to the planned growth of our business.

General and Administrative

General and administrative expenses consist of salaries and related expenses for executive, finance and accounting, and management information systems personnel, professional fees, bad debt provision, and other corporate expenses. They also include stock-based compensation that is expensed using the intrinsic value-based method. We also pay Mosel an annual administrative fee for the provision of certain administrative services. We expect general and administrative expenses to increase in absolute terms as we add personnel and incur additional expenses related to the growth of our business and operations, particularly our Mainland China operations.

Other Income (Expenses), Net

Our other income principally consists of gains on sale of investments, warehouse space rental revenue, interest income, foreign exchange gains and gains on disposal of property, plant and equipment. Our other expenses principally consist of interest expense, investment losses recognized by equity method, financing costs, allowance for losses on short-term investments, losses on disposal of property, plant and equipment and foreign exchange losses. Accordingly, whether we record other income, net or other expenses, net in any fiscal year would depend on the amount of these items.

Minority Interests and Interest in Bonuses Paid by Subsidiaries

Minority interests represent the portion of our income that is attributable to the shareholding in our consolidated subsidiaries that we do not own. For 2001 and 2002, the minority interests were attributable to the minority interests owned by Siliconware Precision and other investors in ChipMOS Taiwan. For 2003, the minority interests were attributable to the minority interests owned by Siliconware Precision and other investors in ChipMOS Taiwan and the public shareholders’ interest in ThaiLin. Commencing in 2004, minority interests also include the portion of our income attributable to the shareholdings in Chantek and ChipMOS Logic that we do not own.

Interest in bonuses paid by subsidiaries represents our portion of ChipMOS Taiwan’s distributable earnings that are appropriated as bonuses to employees and remuneration to directors and supervisors of ChipMOS Taiwan, as required by ROC regulations and ChipMOS Taiwan’s articles of incorporation. None of our subsidiaries paid any such bonuses to directors, supervisors and employees in 2001, 2002, 2003 and the first six months of 2004.

Net Income (Loss)

Our business incurred net losses in 2001 and 2002, compared to net profits for 1999 and 2000, primarily due to the overall weak economic conditions in the semiconductor markets we serve. We were again profitable in 2003 with net income of NT$482 million, due to increased revenue and improved gross margins. In the six months ended June 30, 2004, our net income was NT$1,181 million. We believe our future results will be dependent upon the overall economic conditions in the markets we serve, the competitive environment in which we operate, and our ability to successfully implement our strategy, among other things.

Results of Operations

The following table presents selected operating data as a percentage of net revenue for the periods indicated:

	Year ended December 31,			Six Months ended June 30,(1) (unaudited)
	2001	2002	2003	2003	2004
	(percentage of net revenue)
ROC GAAP:
Net revenue	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenue	114.9	102.8	82.6	90.3	69.0

Gross profit (loss) margin	(14.9)	(2.8)	17.4	9.7	31.0
Operating expenses:
Research and development	7.8	5.0	3.3	3.4	1.9
Sales and marketing	0.7	0.6	0.7	0.4	0.8
General and administrative	4.7	4.8	4.9	5.1	4.1

Total operating expenses	13.2	10.4	8.9	8.9	6.8
Income (loss) from operations	(28.1)	(13.2)	8.5	0.8	24.2
Other income (expenses), net	(1.5)	(6.1)	(0.9)	(2.7)	(0.2)

Income (loss) before income tax and minority interests and interest in bonuses paid by subsidiaries(2)	(29.6)	(19.3)	7.6	(1.9)	24.0
Income tax benefit (expense)	(0.6)	(1.5)	0.3	(0.2)	0.6

Income (loss) before minority interests and interest in bonuses paid by subsidiaries	(30.2)	(20.8)	7.9	(2.1)	24.6
Minority interests	8.6	5.9	(2.8)	(0.1)	(9.1)
Pre-acquisition earnings(2)	—	—	0.2	—	0.4

Net income (loss)	(21.6)%	(14.9)%	5.3%	(2.2)%	15.9%

(1)	For the first half of 2003, we consolidated the financial results of ChipMOS Taiwan, ChipMOS Japan, ChipMOS USA, ChipMOS Far East, and Modern Mind and its wholly-owned subsidiary, ChipMOS Shanghai. For the first half of 2004, we also consolidated the financial results of ThaiLin (which have been consolidated since December 1, 2003, the date when ChipMOS Taiwan obtained the controlling influence over ThaiLin’s decisions on its operations, personnel and financial policies), and from January 12 and 28, 2004, and April 1, 2004, onwards, the financial results of AMCT, ChipMOS Logic, and Chantek, respectively. Starting from April 30, 2004, our financial results also include the financial results of WWT, which was merged into ChipMOS Logic.
(2)	Represents our share of pre-acquisition profits of ThaiLin and Chantek prior to December 1, 2003 and April 1, 2004, the respective dates when we began to consolidate their accounts.

Six Months Ended June 30, 2004 (unaudited) Compared to Six Months Ended June 30, 2003 (unaudited)

Net Revenue. Our net revenue increased by NT$3,379 million, or 84%, to NT$7,413 million (US$220 million) in the first half of 2004, from NT$4,034 million in the same period in 2003. This increase was primarily due to an increase in revenue from memory semiconductor testing and assembly services, LCD and other flat-panel display driver semiconductor testing and assembly services and the effects of consolidating revenue from ThaiLin, AMCT, ChipMOS Logic, and Chantek. Net revenue from testing services for memory and mixed-signal semiconductors increased by NT$1,772 million, or 143%, to NT$3,008 million (US$89 million) in the first half of 2004, primarily due to the increased demand for our testing services for memory semiconductors, in particular DRAM and flash memory semiconductors. Net revenue from assembly services for memory and mixed-signal semiconductors increased by NT$1,181 million, or 95%, to NT$2,428 million (US$72 million) in the first half of 2004, primarily due to the increased demand for our assembly services for memory semiconductors, in particular DRAM and flash memory semiconductors. Net revenue from LCD and other flat-panel display driver semiconductor testing and assembly services increased by NT$919 million, or 136%, to NT$1,593 million (US$47 million) in the first half of 2004, primarily due to our implementation of certain price increases and increased sales volume, in particular for LCD and other flat-panel display driver semiconductors using the more advanced COF packages, which reached 3% of our net revenue. The aggregate contribution from the consolidation of the financial results of ThaiLin, AMCT, ChipMOS Logic and Chantek was 19% of our net revenue. The increase in net revenue was partially offset by a decrease in net revenue from semiconductor turnkey services. Our net revenue from semiconductor turnkey services decreased by NT$494 million, or 56%, to NT$384 million (US$11 million) in the first half of 2004 due to the increase in customer orders for our testing and assembly services.

Cost of Revenue and Gross Margin. Cost of revenue increased by NT$1,471 million, or 40%, to NT$5,115 million (US$152 million) in the first half of 2004 from NT$3,644 million in the same period in 2003. This increase was primarily due to an increase of NT$826 million in overhead expenses, an increase of NT$111 million in labor costs and an increase of NT$351 million in raw material costs. Overhead expenses increased primarily due to an increase of NT$141 million in salaries for certain supervisors in our fabs and an increase of NT$300 million in depreciation.

Our gross margin was 31% in the first half of 2004, compared to 10% in the same period in 2003, and our gross profit increased to NT$2,298 million (US$68 million) in the first half of 2004 from NT$390 million in the same period in 2003. The aggregate impact of consolidating the financial results of ThaiLin, AMCT, ChipMOS Logic, and Chantek represented 11% of our gross profit in the first half of 2004. However, due to the consolidation of the financial results of Chantek, our gross margin in the second quarter of 2004 fell to 27% and we currently expect that our overall gross margin in future periods will remain below 30%. Our gross profit margin for testing services for memory and mixed-signal semiconductors was 39% in the first half of 2004, compared to a gross loss margin of 1% in the same period in 2003, primarily due to the increase in our utilization rate. Our gross profit margin for LCD and other flat-panel display driver semiconductor assembly and testing services increased to 44% in the first half of 2004, from 25% in the same period in 2003, primarily due to an increase in our capacity utilization rate and a decrease in unit cost. Our gross profit margin for assembly services for memory and mixed-signal semiconductors was 18% in the first half of 2004 and in the same period in 2003. Our gross profit margin for semiconductor turnkey services was 1% in the first half of 2004 and in the same period of 2003.

Research and Development Expenses. Research and development expenses increased by NT$6 million, or 4%, to NT$141 million (US$4 million) in the first half of 2004 from NT$135 million in the same period in 2003. This increase was primarily due to an increase of NT$29 million in salary expenses as a result of an increase in the number of employees and an increase of NT$5 million in professional fees, partially offset by a decrease of NT$19 million in depreciation and a decrease of NT$11 million in amortization. We expect that our absolute level of research and development expenses will continue to gradually increase for the remainder of 2004 as we will continue to focus on research and development projects relating to wafer-level chip scale packaging, or WLCSP, MEMS probe cards for wafer-level testing and the application of COF technologies to other devices.

Sales and Marketing Expenses. Sales and marketing expenses increased by NT$39 million, or 229%, to NT$56 million (US$2 million) in the first half of 2004 from NT$17 million in the same period in 2003. This increase was primarily due to an increase of NT$11 million in commissions and an increase of NT$7 million in salary expenses as a result of increased sales and an increase of NT$7 million in bad debt expenses.

General and Administrative Expenses. General and administrative expenses increased by NT$97 million, or 47%, to NT$304 million (US$9 million) in the first half of 2004 from NT$207 million in the same period in 2003. This increase was primarily due to an increase of NT$71 million in salary expenses, an increase of NT$5 million in entertainment expenses and an increase of NT$8 million in depreciation.

Other Expenses, Net. Other expenses, net decreased by NT$97 million, or 89%, to NT$12 million (US$356 thousand) in the first half of 2004 from NT$109 million in the same period in 2003. This decrease was primarily due to a decrease of NT$80 million in investment loss recognized by the equity method, a decrease of NT$69 million in foreign exchange loss, partially offset by a NT$40 million decrease in gain on disposal of property, plant and equipment, and an increase of NT$43 million in allowance for loss on short-term investments.

Income (loss) Before Income Tax and Minority Interests and Interest in Bonuses Paid by Subsidiaries. Income before income tax and minority interests and interest in bonuses paid by subsidiaries increased to NT$1,786 million (US$53 million) in the first half of 2004 from a loss of NT$79 million in the same period in 2003. This change was primarily due to an increase in income from operations to NT$1,798 million (US$53 million) in the first half of 2004 and a decrease of NT$97 million in other expenses, net.

Income Taxes. We recorded an income tax benefit of NT$44 million (US$1 million) in the first half of 2004 compared to an income tax expense of NT$8 million in the same period in 2003. This change was primarily due to tax credits resulting from investments by ChipMOS Taiwan and ThaiLin. We currently believe that we will incur income tax expenses in future periods.

Minority Interests. Minority interests increased by NT$672 million to NT$676 million (US$20 million) in the first half of 2004 from NT$4 million in the same period in 2003. This increase was primarily due to the significant income generated by our subsidiaries that we do not fully own.

Net Income (Loss). As a result of the foregoing, including the consolidation of the financial results of ThaiLin, AMCT, ChipMOS Logic, and Chantek our net income was NT$1,181 million (US$35 million) in the first half of 2004, compared to a net loss of NT$90 million in the same period in 2003. The aggregate impact of consolidating the financial results of ThaiLin, AMCT, ChipMOS Logic and Chantek increased our net income in the first half of 2004 by 6%.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Net Revenue. Our net revenue increased by NT$2,501 million, or 38%, to NT$9,027 million (US$268 million) in 2003 from NT$6,526 million in 2002 as a result of an increase in revenue from all our services except semiconductor turnkey services. Net revenue from assembly services for memory and mixed-signal semiconductors increased by NT$1,314 million, or 93%, to NT$2,729 million (US$81 million) as a result of an increase in volume for these services due to an increase in demand resulting from the continued recovery of the semiconductor industry in 2003. Net revenue from testing services for memory and mixed-signal semiconductors increased by NT$825 million, or 35%, to NT$3,156 million (US$94 million) primarily due to an increase in volume for these services as a result of an increase in demand due to the continued recovery of the semiconductor industry in 2003. Our revenue from LCD and other flat-panel display driver semiconductor testing and assembly services increased by NT$692 million, or 70%, to NT$1,683 million (US$50 million), due to increases in both volume and price for these services as a result of a continued increase in demand for end-use applications for LCD and other flat-panel display driver semiconductors in 2003. Our revenue from semiconductor turnkey services decreased by NT$330 million, or 18%, to NT$1,458 million (US$43 million) due to the increase in customer orders for our testing and assembly services.

Cost of Revenue and Gross Margin. Cost of revenue increased by NT$748 million, or 11%, to NT$7,460 million (US$222 million) in 2003 from NT$6,712 million in 2002. This increase was primarily due to an increase of NT$534 million in overhead expenses, an increase of NT$349 million in other costs and an increase of NT$182 million in labor costs, which was partially offset by a decrease of NT$239 million in raw material costs associated with semiconductor turnkey services as a result of a decrease in the volume of semiconductor turnkey services and a decrease of NT$31 million in inventory revaluation allowance. Overhead expenses increased primarily due to an increase of NT$183 million in subcontract fees, an increase of NT$125 million in salaries for certain supervisors in our fabs, an increase of NT$83 million in expensable equipment in service, an increase of NT$81 million in maintenance costs and inventory supplies, and an increase of NT$41 million in rental expenses.

Gross profit margin was 17% in 2003, compared to a gross loss margin of 3% in 2002, as our gross profit increased to NT$1,567 million (US$47 million) in 2003 from a gross loss of NT$186 million in 2002. Our gross profit margin for assembly services for memory and mixed-signal semiconductors increased from 2% in 2002 to 20% in 2003, primarily because of a decrease in unit cost for assembly services for memory and mixed-signal semiconductors. Our gross profit margin for testing services for memory and mixed-signal semiconductors was

14% in 2003, compared to a gross loss margin of 15% in 2002, primarily due to the increase in our utilization rate in testing services for memory and mixed-signal semiconductors. Our gross profit margin for LCD and other flat-panel display driver semiconductor testing and assembly services increased to 31% in 2003 from 13% in 2002, primarily due to an increase in utilization rate and a decrease in unit cost. Our gross profit margin for semiconductor turnkey services increased to 3% in 2003 from 1% in 2002, primarily due to the inclusion of trading revenue generated by ChipMOS Far East in 2003.

Research and Development Expenses. Research and development expenses decreased by NT$32 million, or 10%, to NT$295 million (US$9 million) in 2003 from NT$327 million in 2002. This decrease was primarily due to a decrease of NT$80 million in amortization expenses related to technology and other deferred charges, partially offset by an increase of NT$32 million in depreciation expenses related to research and development equipment, and an increase of NT$19 million in salary expenses.

Sales and Marketing Expenses. Sales and marketing expenses increased by NT$28 million, or 75%, to NT$65 million (US$2 million) in 2003 from NT$37 million in 2002. This increase was primarily due to an increase of NT$17 million in bad debt provisions, an increase of NT$4 million in sales commissions, and an increase of NT$3 million in import-export expenses.

General and Administrative Expenses. General and administrative expenses increased by NT$130 million, or 42%, to NT$440 million (US$13 million) in 2003 from NT$310 million in 2002. This increase was primarily due to an increase of NT$48 million in general and administrative expenses relating to the development and expansion of our operations in Mainland China, an increase of NT$26 million in salary expenses, an increase of NT$21 million in fees for professional services, an increase of NT$13 million in entertainment expenses, and an increase of NT$3 million in stock option compensation expenses.

Other Expenses, Net. Other expenses, net decreased by NT$321 million, or 81%, to NT$77 million (US$2 million) in 2003 from NT$398 million in 2002. This decrease was primarily due to a decrease of NT$140 million in allowance for loss on short-term investment, a decrease of NT$86 million in investment loss recognized by equity method, an increase of NT$44 million in gain on disposal of property, plant and equipment, an increase of NT$42 million in gain on sale of investment and an increase of NT$9 million in interest income, partially offset by an increase of NT$36 million in foreign exchange loss.

Income (Loss) Before Income Tax and Minority Interests and Interest in Bonuses Paid by Subsidiaries. Income before income tax and minority interests and interest in bonuses to directors, supervisors and employees paid by subsidiaries increased to NT$690 million (US$20 million) in 2003 from a loss of NT$1,258 million in 2002. This change was primarily due to an increase in income from operations to NT$767 million and a decrease of NT$321 million in other expenses, net.

Income Taxes. We had an income tax benefit of NT$29 million (US$862 thousand) in 2003, compared to an income tax expense of NT$98 million for 2002. The NT$29 million income tax benefit was primarily due to income tax credits of NT$188 million and a reversal of a valuation allowance of NT$66 million taken in respect of deferred tax assets, which more than offset our tax expense.

Minority Interests. In 2003, we had positive minority interests of NT$257 million (US$8 million) compared with negative minority interests of NT$385 million in 2002. This change was primarily due to our increased operations at our subsidiaries that we do not fully own.

Net Income (Loss). As a result of the foregoing, our net income was NT$482 million (US$14 million) in 2003 compared to a net loss of NT$970 million in 2002.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Net Revenue. Our net revenue increased by NT$1,281 million, or 24%, to NT$6,526 million in 2002 from NT$5,245 million in 2001, primarily as a result of an increase in revenue from LCD and other flat-panel display driver semiconductor testing and assembly services, turnkey services, and testing services for memory and mixed-signal semiconductors, which was partially offset by a decrease in revenue from assembly services for memory and mixed-signal semiconductors. Our net revenue from LCD and other flat-panel display driver semiconductor testing and assembly services increased by NT$860 million, or by over six times, to NT$992 million in 2002, primarily due to an increase in volume for these services in the second half of 2002. Our net revenue from semiconductor turnkey services increased by NT$528 million, or 42%, to NT$1,788 million in 2002, due to increases in both demand and price for semiconductor turnkey services as a result of the recovery of the semiconductor industry in 2002. Net revenue from testing services for memory and mixed-signal semiconductors increased by NT$88 million, or 4%, to NT$2,331 million in 2002, primarily due to an increase in volume for these services as a result of an increase in demand due to the recovery of the semiconductor industry in 2002. Net revenue from assembly services for memory and mixed-signal semiconductors decreased by NT$196 million, or 12%, to NT$1,415 million as a result of a decrease in prices for these services due to a decline of average selling prices.

Cost of Revenue and Gross Margin. Cost of revenue increased by NT$683 million, or 11%, to NT$6,712 million in 2002 from NT$6,029 million in 2001. This increase was primarily due to an increase of NT$447 million in raw material costs associated with turnkey services as a result of an increase in volume of turnkey services, an increase of NT$222 million in overhead expenses, and an increase of NT$78 million in labor costs, which was partially offset by a decrease of NT$115 million in inventory revaluation allowance. Overhead expenses increased primarily due to an increase of NT$107 million in expensable equipment in service, an increase of NT$49 million in maintenance costs and inventory supplies, and an increase of NT$26 million in royalty fee payments to Sharp.

Our gross loss margin was 3% in 2002, compared to 15% in 2001, as gross loss decreased to NT$186 million in 2002 from NT$784 million in 2001. Our gross loss margin for testing services for memory and mixed-signal semiconductors decreased to 15% in 2002 from 32% in 2001, primarily due to the increase in our utilization rate in testing services for memory and mixed-signal semiconductors. Our gross profit margin for assembly services for memory and mixed-signal semiconductors decreased from 12% in 2001 to 2% in 2002, primarily due to a decrease in price for assembly services for memory and mixed-signal semiconductors. Our gross margin for LCD and other flat-panel display driver semiconductor testing and assembly increased to a gross profit margin of 13% in 2002 from a gross loss margin of 207% in 2001, primarily due to an increase in utilization rate. Our gross margin for semiconductor turnkey services remained constant at 1% between 2001 and 2002 because the purchase cost of fabricated wafers is included in our costs of semiconductor turnkey services.

Research and Development Expenses. Research and development expenses decreased by NT$82 million, or 20%, to NT$327 million in 2002 from NT$409 million in 2001. This decrease was primarily due to a decrease of NT$56 million in amortization expenses as no additional amortization expenses for the technology know-how transferred by Mosel and Siliconware Precision to ChipMOS Taiwan were incurred in the second half of 2002, and a decrease of NT$13 million in research and development material.

Sales and Marketing Expenses. Sales and marketing expenses increased by NT$2 million, or 6%, to NT$37 million in 2002 from NT$35 million in 2001. This increase was primarily due to an increase of NT$4 million in entertainment expenses, which was partially offset by a decrease of NT$2 million in commissions paid to Richtime Technologies Limited.

General and Administrative Expenses. General and administrative expenses increased by NT$62 million, or 25%, to NT$310 million in 2002 from NT$248 million in 2001. This increase was primarily due to an increase of NT$25 million in stock option compensation expenses and our increased spending in general and administrative expenses relating to the development and expansion of our operations in Mainland China.

Other Expenses, Net. Other expenses, net increased substantially to NT$398 million in 2002 from NT$77 million in 2001. This increase was primarily due to a decrease of NT$182 million in gain on sale of investment, an increase of NT$169 million in allowance for loss on investment in Mosel, partially offset by a decrease of NT$30 million in net interest expense.

Loss Before Income Tax and Minority Interests and Interest in Bonuses Paid by Subsidiaries. Loss before income tax and minority interests and interest in bonuses to directors, supervisors and employees paid by subsidiaries decreased by NT$295 million, or 19%, to NT$1,258 million in 2002 from NT$1,553 million in 2001. This decrease was primarily due to a decrease of NT$616 million in operating loss, partially offset by an increase of NT$321 million in other expenses, net.

Income Taxes. Income tax expense in 2002 was NT$98 million, compared to an income tax expense of NT$32 million in 2001. The NT$98 million income tax expense in 2002 was primarily due to a valuation allowance of NT$181 million taken in respect of deferred tax assets, partially offset by the tax effect of a loss of NT$1,258 million before income tax and minority interests and interest in bonuses to directors, supervisors and employees paid by a subsidiary.

Minority Interests. Our negative minority interests in 2002 decreased to NT$385 million from NT$451 million in 2001. This decrease was due to the decrease in our loss of our consolidated subsidiaries that we do not fully own.

Net Loss. As a result of the foregoing, our net loss decreased by NT$165 million, or 15%, to NT$970 million in 2002 from NT$1,135 million in 2001.

Critical Accounting Policies

We prepare our consolidated financial statements in conformity with ROC GAAP. Under ROC GAAP, we are required to make certain estimates, judgments and assumptions about matters that are highly uncertain at the time those estimates, judgments and assumptions are made, and our financial condition or results of operations may be materially impacted if we use different but nonetheless reasonable estimates, judgments or assumptions about those matters for that particular period or if we change our estimates, judgments or assumptions from period to period.

Under ROC GAAP, the significant accounting policies are set forth in Note 2 of the notes to the consolidated financial statements included in our annual report on Form 20-F for the fiscal year ended December 31, 2003, which was filed the SEC on June 17, 2004. The significant accounting policies that require us to make estimates and assumptions about the effect of matters that are inherently uncertain are discussed below. In connection with the reconciliation of our consolidated financial statements to US GAAP, there are no additional accounting policies that we believe are critical to us.

Allowance for Doubtful Receivables and Sales Returns

Our accounts receivable balance on our balance sheet is affected by our allowances for doubtful accounts and sales returns, which reflect our estimate of the expected amount of the receivables that we will not be able to collect and our estimate of the expected amount of sales returns.

Our determination of the allowance for doubtful receivables is based on our determination of two different types of reserves. The first type of reserve involves an individual examination of available information regarding any customer that we have reason to believe may have an inability to meet its financial obligations. For these customers, we use our judgment, based on the available facts and circumstances, and record a specific reserve for that customer against amounts due to reduce the receivable to the amount that is expected to be collected. These specific reserves are reevaluated and adjusted as additional information is received. The second type of reserve is a general reserve established for all customers based on a range of percentages applied to aging categories. These percentages are based on historical collection and write-off experience. If circumstances change, our estimates of the recoverability of amounts due to us could be reduced by a material amount. As of December 31, 2003 and June 30, 2004, we provided NT$30 million (US$891 thousand) and NT$24 million (US$713 thousand), respectively, for the first type of reserve and NT$42 million (US$1 million) and NT$46 million (US$1 million), respectively, for the second type of reserve.

Our determination of the allowances for sales returns as of the end of any quarter, is based upon calculating an average historical return rate, usually based on the previous three quarters, and multiplying this by the revenue of that quarter. As of December 31, 2003 and June 30, 2004, we provided NT$25 million (US$743 thousand) and NT$41 million (US$1 million), respectively, for the allowance of sales returns.

The allowance we set aside for doubtful receivables and sales returns was NT$30 million in 2001, NT$45 million in 2002, NT$97 million (US$3 million) in 2003 and NT$111 million (US$3 million) in the first half of 2004. The allowances as of December 31, 2001, 2002 and 2003 represented 2%, 2% and 3%, respectively, of our accounts receivable and other receivables as of those dates and the allowance as of June 30, 2004 represented 3% of our accounts receivable and other receivables as of that date. The allowance in 2002 and 2003 reflected a reduction of NT$3 million and NT$20 million, respectively, in accounts receivable that was charged to marketing expenses. If we were to change our estimate of the allowance for doubtful receivables and sales returns either upward or downward 10%, our operating income would be affected by NT$14 million (US$416 thousand) for 2003 and by NT$21 million (US$624 thousand) for the first half of 2004 .

An increase in our allowance for doubtful receivables and sales returns would decrease our recorded revenue and our current assets.

Inventory Valuation

We state our inventories at the lower of cost or market value. Market value represents net realizable value for finished goods and work in process and replacement value for raw materials. We use the standard cost method to determine the cost of our inventories, adjusted to approximate weighted-average cost at the end of the period. We periodically evaluate the composition of our inventory and identify slow-moving inventories. Inventory items identified as slow-moving are evaluated to determine whether reserves are required.

In 2001 and 2002, we reserved NT$66 million and NT$51 million, respectively, for inventory valuation allowance, mainly due to the decrease in the prevailing market prices for tested and assembled DRAM and SDRAM below the historical cost of our inventory. In 2003, we did not record any inventory allowances because the market price for our inventories was higher than cost in 2003. In the first half of 2004, we reserved NT$32 million (US$951 thousand) for inventory valuation allowance. In addition, we reserved NT$35 million in 2001, NT$36 million in 2002, NT$42 million (US$1 million) in 2003 and NT$89 million (US$3 million) in the first half of 2004 for identified slow-moving inventories.

As of December 31, 2003, we did not record any inventory valuation allowance and as of June 30, 2004, we recorded NT$32 million of inventory valuation allowances. If the prevailing market price for our testing and assembling services had been 10% lower, we would have been required to recognize a valuation allowance of approximately NT$37 million (US$1 million) in 2003 and approximately NT$19 million (US$564 thousand) in the first half of 2004. That amount would have decreased our inventory value and income for 2003 by 11% and 5%, respectively and for the first half of 2004 by 3% and 0.4%, respectively.

Valuation Allowance for Deferred Tax Assets

When we have net operating loss carry forwards, investment tax credits or temporary differences in the amount of tax recorded for tax purposes and accounting purposes, we may be able to reduce the amount of tax that we would otherwise be required to pay in future periods. We recognize all existing future tax benefits arising from these tax attributes as deferred tax assets and then, based on our internal estimates of our future profits, establish a valuation allowance equal to the extent, if any, that it is not certain that deferred tax assets will be realized. We record a benefit or expense under the income tax expense/benefit line of our statement of operations when there is a net change in our total deferred tax assets and liabilities in a period. Because the calculation of income tax benefit is dependent on our internal estimation of our future profitability, it is inherently subjective. In 2001 and 2002, we recorded valuation allowances of NT$772 million and NT$181 million, respectively, and in 2003, we recorded a reversal of a valuation allowance of NT$66 million (US$2 million). In the first half of 2004, we recorded a reversal of a valuation allowance of NT$117 million (US$3 million).

In calculating our valuation allowance for deferred taxes as of December 31, 2003 and June 30, 2004, we have assumed that the semiconductor industry will continue its growth in the next few years. Furthermore, we have assumed that our revenue and profitability will be favorably impacted by this growth in the industry as a whole.

As of December 31, 2003 and June 30, 2004, the ending balance for our valuation allowances was NT$1,426 million (US$42 million) and NT$1,744 million (US$52 million), respectively. If our current estimate of future profit had been 10% higher, we would have decreased our valuation allowances accordingly. That, in turn, would have increased our deferred tax assets. In contrast, if our current estimate of future profit had been 10% lower, we would have been required to recognize an additional valuation allowance. That, in turn, would have decreased our deferred tax assets and increased our tax expense for the year ended December 31, 2003 and the six months ended June 30, 2004. The steady growth in our sales and profitability in 2003 and the first half of 2004 and our near-term outlook as of December 31, 2003 and June 30, 2004 was a key factor in determining the amount of our valuation allowance as of December 31, 2003 and June 30, 2004.

In addition, because the recording of deferred tax assets and income tax benefit is based on our assumptions of levels of profitability, if we subsequently determine that it is unlikely that we will achieve those profit levels, or otherwise believe that we will not incur sufficient tax liabilities to fully utilize the deferred tax assets, we will reduce our deferred tax assets in an amount equal to that determination and incur a charge to income in that amount at that time. Because our expectation for future income is generally less during periods of reduced income, we will be more likely to take significant valuation allowances in respect of income tax assets during those periods of already reduced income.

Impairment Loss of Long-Lived Assets

Under US GAAP, we evaluate our long-lived assets for impairment whenever indicators of impairment exist. We record impairment losses on long-lived assets used in operations if events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amount of those items. Assumptions about the carrying value of the long-lived assets require significant judgment on our expected cash flow. Our cash flow estimates are based on historical results adjusted to reflect our best estimate of future market and operating conditions. The net carrying value of assets not recoverable is reduced to fair value. Our management periodically reviews the carrying value of our long-lived assets and this review is based upon our projections of anticipated future cash flows. While we believe that our estimates of future cash flows are reasonable, different assumptions regarding such cash flows could materially affect our evaluations.

In determining whether any impairment charges were necessary as of December 31, 2003 and as of June 30, 2004, we have assumed that the semiconductor industry will continue its growth in the next few years. Based upon our assumption of growth in the semiconductor industry and our other assumptions in our internal budget, for the purpose of determining whether any impairment charges are necessary as of December 31, 2003 and as of June 30, 2004, we estimate that our future cash flows, on an undiscounted basis, are greater than our NT$11,087 million (US$329 million) and NT$15,032 million (US$447 million), respectively, in long-lived assets. Any increases in estimated future cash flows would have no impact on the reported value of the long-lived assets. In contrast, if our current estimate of future cash flows from those assets had been 55% lower, those cash flows would have been less than the reported amount of long-lived assets. In that case, we would have been required to recognize an impairment loss that would have significantly decreased our net income before taxes for the first half of 2004.

Senior Management’s Discussion with the Audit Committee

Our management has discussed the development and selection of the estimates mentioned in the critical accounting policies described above with the audit committee of our board of directors and the audit committee has reviewed our disclosure relating to the critical accounting policies in this section.

Selected Quarterly Results

The following table sets forth our unaudited consolidated results for the quarterly periods indicated. You should read the quarterly data in conjunction with our audited consolidated financial statements and related notes included in our annual report on Form 20-F for the fiscal year ended December 31, 2003, which was filed with the SEC on June 17, 2004, and our unaudited consolidated financial statements and related notes included in this report. Our operating results for any quarter are not necessarily indicative of the results for any future period. Our quarterly operating results may fluctuate significantly.

	Quarter ended.
	Mar. 31, 2002	Jun. 30, 2002	Sept. 30, 2002	Dec. 31, 2002	Mar. 31, 2003	Jun. 30, 2003	Sept. 30, 2003	Dec. 31, 2003	March 31, 2004	June 30, 2004
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
	(in millions)
ROC GAAP:
Net revenue	$1,420.7	$1,561.8	$1,730.1	$1,813.3	$1,704.5	$2,329.4	$2,437.8	$2,554.8	$3,089.7	$4,323.1
Cost of revenue	1,591.4	1,623.4	1,690.4	1,806.5	1,641.5	2,002.9	1,948.0	1,867.1	1,969.6	3,145.0

Gross profit (loss)	(170.7)	(61.6)	39.7	6.8	63.0	326.5	489.8	687.7	1,120.1	1,178.1

Operating expenses:
Research and development	93.9	101.8	75.4	55.7	69.2	65.9	88.7	71.2	72.6	$67.9
Sales and marketing	9.1	9.3	10.4	8.5	7.0	10.2	12.7	35.5	14.2	41.7
General and administrative	62.0	70.1	84.2	93.9	143.9	63.1	91.4	141.5	116.3	187.6

Total operating expenses	165.0	181.2	170.0	158.1	220.1	139.2	192.8	248.2	203.1	297.2

Income (loss) from operations	(335.7)	(242.8)	(130.3)	(151.3)	(157.1)	187.3	297.0	439.5	917.0	880.9

Other income (expenses), net	(7.1)	(153.8)	(60.2)	(176.5)	(51.6)	(57.2)	(33.3)	65.0	(11.2)	(1.2)

Income (loss) before income tax and minority interests and interest in bonuses paid by subsidiaries(1)	(342.8)	(396.6)	(190.5)	(327.8)	(208.7)	130.1	263.7	504.5	905.8	879.7
Income tax benefit (expense)	(35.3)	(30.7)	(31.2)	(0.7)	(25.9)	18.0	0.2	36.7	(77.5)	121.4

Income (loss) before minority interests and interest in bonuses paid by subsidiaries	(378.1)	(427.3)	(221.7)	(328.5)	(234.6)	148.1	263.9	541.2	828.3	1,001.1

Minority interests	110.3	123.9	57.5	93.6	38.1	(42.1)	(90.3)	(162.6)	(288.8)	(387.0)
Interest in bonuses paid by subsidiaries(1)	—	—	—	—	—	—	—	—	—	—
Pre-acquisition earnings(2)	—	—	—	—	—	—	—	20.7	—	27.6

Net income (loss)	$(267.8)	$(303.4)	$(164.2)	$(234.9)	$(196.5)	$106.0	$173.6	$399.3	$539.5	$641.7

(1)	Refers to bonuses to directors, supervisors and employees.
(2)	Represents our share of pre-acquisition profits of ThaiLin and Chantek prior to December 1, 2003 and April 1, 2004, the respective dates when we began to consolidate their accounts.

The following table sets forth our unaudited consolidated results as a percentage of net revenue for the quarterly periods indicated.

	Quarter ended
	Mar. 31, 2002	Jun. 30, 2002	Sept. 30, 2002	Dec. 31, 2002	Mar. 31, 2003	Jun. 30, 2003	Sept. 30, 2003	Dec. 31, 2003	March 31, 2004	June 30, 2004
ROC GAAP:
Net revenue	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenue	112.0	103.9	97.7	99.6	96.3	86.0	79.9	73.1	63.7	72.7

Gross profit (loss)	(12.0)	(3.9)	2.3	0.4	3.7	14.0	20.1	26.9	36.3	27.3

Operating expenses
Research and development	6.6	6.5	4.3	3.1	4.1	2.8	3.6	2.8	2.3	1.6
Sales and marketing	0.6	0.6	0.6	0.5	0.4	0.4	0.5	1.4	0.5	1.0
General and administrative	4.4	4.5	4.9	5.2	8.4	2.7	3.8	5.5	3.8	4.3

Total operating expenses	11.6	11.6	9.8	8.8	12.9	5.9	7.9	9.7	6.6	6.9

Income (loss) from operations	(23.6)	(15.5)	(7.5)	(8.4)	(9.2)	8.1	12.2	17.2	29.7	20.4

Other income (expenses), net	(0.5)	(9.8)	(3.5)	(9.7)	(3.0)	(2.5)	(1.4)	2.6	(0.4)	—

Income (loss) before income tax and minority interests and interest in bonuses paid by subsidiaries(1)	(24.1)	(25.3)	(11.0)	(18.1)	(12.2)	5.6	10.8	19.8	29.3	20.4
Income tax benefit (expense)	(2.5)	(2.0)	(1.8)	(0.0)	(1.5)	0.8	0.0	1.4	(2.5)	2.8

Income (loss) before minority interests and interest in bonuses paid by subsidiaries	(26.6)	(27.3)	(12.8)	(18.1)	(13.7)	6.4	10.8	21.2	26.8	23.2

Minority interests	7.8	7.9	3.3	5.2	2.2	(1.8)	(3.7)	(6.4)	(9.3)	(9.0)
Interest in bonuses paid by subsidiaries(1)	—	—	—	—	—	—	—	—	—	—
Pre-acquisition earnings(2)	—	—	—	—	—	—	—	0.8	—	0.6

Net income (loss)	(18.8)%	(19.4)%	(9.5)%	(12.9)%	(11.5)%	4.6%	7.1%	15.6%	17.5%	14.8%

(1)	Refers to bonuses to directors, supervisors and employees.
(2)	Represents our share of pre-acquisition profits of ThaiLin and Chantek prior to December 1, 2003 and April 1, 2004, the respective dates when we began to consolidate their accounts.

Our net revenue grew sequentially each of the four quarters from the quarter ended March 31, 2002 through the quarter ended December 31, 2002, primarily as a result of an increase in the demand for testing services for memory, mixed-signal and LCD and other flat-panel display driver semiconductors. The decline in net revenue for the quarter ended March 31, 2003, as compared to the quarter ended December 31, 2002, reflected a decline in net revenue from semiconductor turnkey services due to a management decision to decrease the volume of semiconductor turnkey services in order to focus resources on semiconductor testing and assembly services, which have higher gross profit margins, in anticipation of the continued recovery of the semiconductor industry in 2003. Net revenue similarly grew sequentially for each of the four quarters ended March 31, 2003 through December 31, 2003, largely as a result of the increase in demand for both testing and assembly services for semiconductors in some of our key applications, including memory and LCD and other flat-panel display driver semiconductors and our ability to charge higher prices for our testing and assembly services of LCD and other flat-panel display driver semiconductors. The further increase of our net revenue in the quarters ended March 31, and June 30, 2004 was primarily due to an increase in revenue from memory semiconductor testing and assembly services and LCD and other flat-panel display driver semiconductor testing and assembly services and the effects of consolidating revenue from ThaiLin, AMCT, ChipMOS Logic, and Chantek, partially offset by a decrease in revenue from semiconductor turnkey services.

Gross profit as a percentage of net revenue was negative for both of the two quarters ended March 31, 2002 and June 30, 2002. This was largely a result of the significant depreciation expense associated with our fixed assets, mainly wire bonders and testing equipment, and a lack of sufficient net revenue to offset those expenses. Our gross margin turned positive to 2% in the quarter ended September 30, 2002, as our net revenue increased and we were able to better cover the largely fixed depreciation expenses associated with our business. Our gross margin grew sequentially in each of the five quarters from January 1, 2003 to March 31, 2004 largely as a result of a significant increase in net revenue with a corresponding decrease in our cost of revenue. As our operations are characterized by relatively high fixed costs, this decline in cost of revenue was primarily due to the increase in capacity utilization rates and the change in sales mix. Our gross margin declined to 27.3% in the quarter ended June 30, 2004, primarily due to the effects of consolidating the financial results of Chantek. Before taking into account the effect of the consolidation of Chantek, our gross margin was 34.3% in the quarter ended June 30, 2004. We currently expect that our overall gross margin in future periods will remain below 30%.

Liquidity and Capital Resources

Since our inception, we have funded our operations and growth primarily through the issuance of equity, a mixture of short and long-term loans and cash flow from operations. As of June 30, 2004, our primary sources of liquidity were short-term investments of NT$2,100 million (US$62 million), cash and cash equivalents (excluding restricted cash and cash equivalents) of NT$840 million (US$25 million) and NT$4,849 million (US$144 million) available to us in undrawn credit facilities, of which NT$250 million expired as of September 30, 2004, and the balance of which will expire by June 2005. As of December 31, 2003, our primary sources of liquidity were cash and cash equivalents (excluding restricted cash and cash equivalents) of NT$1,731 million (US$51 million) and NT$4,897 million (US$145 million) available to us in undrawn credit facilities, which have expired or will expire between February 2004 and December 2004.

Liquidity

The following table sets forth our cash flows with respect to operating activities, investing activities, financing activities and the effect of exchange rate changes on cash for the periods indicated.

	Year ended December 31,				Six Months ended June 30,(1) (unaudited)
	2001	2002	2003	2003	2003	2004	2004
	NT$	NT$	NT$	US$	NT$	NT$	US$
	(in millions)
Net cash provided by (used in):
Operating activities	$1,620.5	$1,463.7	$1,877.1	$55.8	$365.8	$3,547.7	$105.4
Investing activities	(1,409.7)	(3,135.9)	(760.8)	(22.6)	(1,264.7)	(4,754.7)	(141.3)
Financing activities	(219.8)	2,978.6	(1,841.5)	(54.7)	(800.4)	323.6	9.6
Effect of exchange rate changes on cash	(0.4)	—	(31.4)	(0.9)	(6.5)	(7.2)	(0.2)

Net increase (decrease) in cash	$(9.4)	$1,306.4	$(756.6)	$(22.4)	$(1,705.8)	$(890.6)	(26.5)

(1)	For the first half of 2003, we consolidated the financial results of ChipMOS Taiwan, ChipMOS Japan, ChipMOS USA, ChipMOS Far East, and Modern Mind and its wholly-owned subsidiary, ChipMOS Shanghai. For the first half of 2004, we also consolidated the financial results of ThaiLin (which have been consolidated since December 1, 2003, the date when ChipMOS Taiwan obtained the controlling influence over ThaiLin’s decisions on its operations, personnel and financial policies), and from January 12 and 28, 2004, and April 1, 2004, onwards, the financial results of AMCT, ChipMOS Logic, and Chantek, respectively. Starting from April 30, 2004, our financial results also include the financial results of WWT, which was merged into ChipMOS Logic.

Net Cash Provided by (Used in) Operating Activities

Our net cash provided by operating activities amounted to NT$3,548 million (US$105 million) in the first half of 2004, compared to NT$366 million in the same period in 2003. The increase was primarily due to a net income of NT$1,181 million (US$35 million) in the first half of 2004 compared to a net loss of NT$90 million in the same period in 2003, a decrease in other receivables in the amount of NT$849 million (US$25 million) in the first half of 2004 compared to an increase in other receivables in the amount of NT$205 million in the same period in 2003, partially offset by a decrease in other payables in the amount of NT$559 million (US$17 million) in the first half of 2004 compared to an increase in the other payables in the amount of NT$49 million in the same period in 2003. We also recorded higher minority interests of NT$1,121 million (US$33 million) in the first half of 2004 compared to NT$4 million in the same period in 2003. Our depreciation and amortization expenses increased to NT$1,660 million (US$49 million) in the first half of 2004 from NT$1,333 million in the first half of 2003. The increase in depreciation and amortization in the first half of 2004 was primarily due to the acquisition of property, plant and equipment and the impact of consolidating the financial results of ThaiLin, AMCT, ChipMOS Logic, and Chantek.

Net cash provided by operating activities totaled NT$1,877 million (US$56 million) in 2003, compared to NT$1,464 million in 2002. The increase in 2003 compared to 2002 was primarily due to a net income of NT$482 million (US$14 million) in 2003 compared to a net loss of NT$970 million in 2002. Our accounts receivables with related parties and our accounts receivables with third parties increased to NT$1,342 million (US$40 million) and NT$1,291 million (US$38 million), respectively, as of December 31, 2003, from NT$1,105 million and NT$562 million, respectively, as of December 31, 2002. We recorded positive minority interests of NT$609 million (US$18 million) in 2003 compared to negative minority interests of NT$450 million in 2002. Our depreciation and amortization expenses decreased to NT$2,715 million (US$81 million) in 2003 from NT$2,821 million in 2002. The decrease in depreciation and amortization in 2003 was due to the full amortization of technology know-how provided by Mosel and Siliconware Precision and because we incurred less incremental depreciation expenses from the purchase of new equipment.

Net cash provided by operating activities totaled NT$1,464 million in 2002, compared to NT$1,620 million in 2001. The decrease in 2002 compared to 2001 was primarily due to an increase in accounts receivable, partially offset by an increase in depreciation and amortization expenses. Our aggregate accounts receivable were NT$1,667 million as of December 31, 2002, compared to NT$1,451 million as of December 31, 2001. Our accounts receivables with related parties increased to NT$1,200 million as of December 31, 2001, primarily as a result of our decision in July 2001 to increase our credit terms to Mosel from 60 days to 120 days after the last day of the month during which the invoice was sent and our decision in November 2001 to increase our credit terms to Ultima from 30 days to 90 days after the last day of the month during which the invoice was sent. We changed our credit terms to Mosel from 120 days back to 60 days in April 2002 and increased our credit terms for Mosel from 60 days to 90 days in June 2002. Our accounts receivables with related parties decreased to NT$1,105 million as of December 31, 2002 primarily due to the change in credit terms to Mosel. Our depreciation and amortization expenses were NT$2,821 million in 2002, compared to NT$2,815 million in 2001. The increase in our depreciation and amortization expenses in 2002 compared to 2001 was due to additional equipment installed in connection with our capacity expansion program. See “— Results of Operations.”

Net Cash Provided by (Used in) Investing Activities

Net cash used in investing activities totaled NT$4,755 million (US$141 million) in the first half of 2004, compared to NT$1,265 million in the same period in 2003. Net cash used in investing activities primarily reflected an increase of NT$1,154 million (US$34 million) in short-term investments and capital expenditures of NT$3,544 million (US$105 million) in the acquisition of property, plant and equipment.

Net cash used in investing activities totaled NT$761 million (US$23 million) in 2003, compared to NT$3,136 million in 2002. Net cash used in investing activities primarily reflected expenditures in acquiring properties and equipment, which was NT$2,402 million (US$71 million) in 2003 and NT$2,308 million in 2002. Expenditures in acquiring long-term investments was NT$15 million (US$446 thousand) in 2003 and NT$1,271 million in 2002. We incurred capital expenditures of NT$2,402 million (US$71 million) in 2003 for the purchase of testing and wafer sorting equipment for memory semiconductors and NT$2,308 million in 2002 for the purchase of testing and wafer sorting equipment for LCD and other flat-panel display driver semiconductors.

Net cash used in investing activities totaled NT$3,136 million in 2002, compared to NT$1,410 million in 2001. Net cash used in investing activities primarily reflected expenditures in acquiring properties and equipment, which was NT$2,308 million in 2002 and NT$1,672 million in 2001. Expenditures in acquiring long-term investments was NT$1,271 million in 2002 and NT$11 million in 2001. We incurred capital expenditures of NT$2,308 million in 2002 for the purchase of testing and wafer sorting equipment for LCD and other flat-panel display driver semiconductors and NT$1,672 million in 2001 for the purchase of testing equipment for LCD and other flat-panel display driver semiconductor and TCPs.

Net Cash Provided by (Used in) Financing Activities

Net cash provided by financing activities totaled NT$324 million (US$10 million) in the first half of 2004, compared to NT$800 million used in the same period in 2003. Net cash provided by financing activities in the first half of 2004 primarily reflected borrowings of NT$934 million in long-term loans, partially offset by a NT$385 million repayment of bank loans and a NT$268 million repayment of convertible bonds.

On July 16, 2004 we also received net proceeds of approximately US$34.3 million from our issuance of 7,000,000 common shares.

Net cash used in financing activities totaled NT$1,842 million (US$55 million) in 2003, compared to NT$2,979 million provided in 2002. Net cash used in financing activities in 2003 primarily reflected a repayment of a NT$576 million (US$17 million) loan from Jesper Limited, NT$719 million (US$21 million) repayments on bank loans, NT$352 million (US$10 million) repayments on long-term loans, NT$284 million (US$8 million) payments on bonds and NT$159 million (US$5 million) repayments on commercial papers.

Net cash provided by financing activities totaled NT$2,979 million in 2002, compared to NT$220 million used in 2001. Net cash provided by financing activities in 2002 primarily reflected NT$1,214 million of net long-term borrowings, NT$966 million of net short-term borrowings, NT$576 million of a loan from Jesper Limited to us, and NT$159 million proceeds from commercial papers.

Net cash used in financing activities totaled NT$220 million in 2001, primarily reflecting NT$1,052 million repayment of long-term loans, partially offset by borrowings of NT$833 million in bank loans.

Tabular Disclosure of Contractual Obligations and Commercial Commitments

The following table summarizes our contractual obligations and commitments as of December 31, 2003 for the periods indicated:

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
	NT$	NT$	NT$	NT$	NT$
	(in millions)
Long-term debt(1)	$4,799.5	$1,145.8	$2,895.1	$758.6	$—
Short-term loans(1)	1,574.6	1,574.6	—	—	—
Working capital loans	1,013.7	1,013.7	—	—	—
Other short-term obligations	560.9	560.9	—	—	—
Operating leases	163.1	16.2	31.3	29.9	85.7
Royalty or other license payments(2)	252.4	168.4	84.0	—	—
Investment(3)	6,883.0	2,039.4	4,843.6	—	—
Investment(4)	84.6	84.6	—	—	—
Total contractual cash obligations	$13,757.2	$5,029.0	$7,854.0	$788.5	$85.7

(1)	Includes interest payments. Assumes level of relevant interest rates remains at December 31, 2003 level throughout all relevant periods.
(2)	Assumes net revenue from relevant services for calculating royalty or license fees remain constant at 2003 levels.
(3)	Represents commitment to build a new facility in Shanghai Qingpu Industrial Zone.
(4)	Represents commitment to invest in Ultima Technology Corp.

In addition, the following table summarizes our other commercial commitments as of June 30, 2004 for the periods indicated:

Our Commercial Commitments	Total Amounts Committed	Amount of Commitment Expiration Per Period
		Less than 1 year	1-3 years	4-5 years	Over 5 years
	NT$	NT$	NT$	NT$	NT$
	(in millions)
Lines of credit	$1,633.0	$1,633.0	$—	$—	$—
Total commercial commitments	$1,633.0	$1,633.0	$—	$—	$—

Capital Resources

Our capital expenditure in 2001 was funded by NT$1,620 million cash flows from operations and NT$1,078 million in short-term investments. Capital expenditure in 2002 was funded by NT$1,464 million cash flows from operations and an increase of NT$1,214 million of long-term borrowings. Capital expenditure in 2003 was funded by NT$1,877 million (US$56 million) cash flows from operations and an increase of NT$223 million (US$7 million) in bank loans. Capital expenditure in the first half of 2004 was funded by NT$3,587 million (US$107 million) cash flows from operating activities and NT$324 million (US$10 million) cash flows from operations.

We have budgeted capital expenditure of approximately NT$7,303 million for 2004 and NT$4,285 million for 2005. In connection with the operations in Shanghai, Modern Mind has invested, through ChipMOS Shanghai, US$72.5 million, including US$25 million of the net proceeds from our offering of our common shares in July 2004, in the new testing and assembly facility and equipment currently being used in the temporary facility in Shanghai and Modern Mind has committed that it will invest a further US$177.5 million by June 7, 2005 in the permanent testing and assembly facility, which deadline was extended to December 6, 2005. Construction of this permanent facility began in June 2002. On December 26, 2003, ChipMOS Shanghai obtained a loan facility for RMB20 million from the China Construction Bank, of which RMB20 million has been drawn as of that date and which was fully repaid in September 2004. ChipMOS Shanghai has budgeted capital expenditure of approximately US$100 million for 2005 and 2006 for its planned expansion of its capacity for LCD and other flat-panel display driver semiconductor testing and assembly services.

We currently expect to fund ChipMOS Shanghai’s remaining investment requirement through issuance of additional debt, which may be convertible into our common shares, or equity securities and/or long-term borrowings. If sufficient funds are not raised to meet the remaining investment requirement for ChipMOS Shanghai by December 6, 2005, ChipMOS Shanghai’s business license may become automatically void and ChipMOS Shanghai may have to be liquidated. In October 2004, Modern Mind was granted an extension of the investment deadline from June 7, 2005 to December 6, 2005 by the relevant PRC regulatory authority. We anticipate, subject to market conditions, issuing additional debt, convertible debt or equity securities and raising short- or long-term borrowings in the future to fund our capital expenditure.

As of June 30, 2004, we had long term bank loans amounting to NT$4,625 million (US$137 million), NT$3,705 million (US$110 million) of which are collateralized by equipment and buildings and NT$40 million (US$1 million) of which are collateralized by time deposits:

•	NT$104 million (US$3 million) of these loans are floating rate loans (3.500% as of June 30, 2004) repayable semi-annually from November 2000 to December 2004.

•	NT$2,000 million (US$59 million) of these loans are floating rate loans (4.275% as of June 30, 2004) repayable semi-annually from September 2004 to September 2007.

•	NT$375 million (US$11 million) of these loans are floating rate loans (3.625% as of June 30, 2004) repayable quarterly from June 2004 to March 2008.

•	NT$500 million (US$15 million) of these loans are floating rate loans (4.400% as of June 30, 2004) repayable semi-annually from September 2004 to September 2007.

•	NT$13 million (US$386 thousand) of these loans are fixed rate loans (1.000% as of June 30, 2004) repayable quarterly from January 2005 to October 2008.

•	NT$300 million (US$9 million) of these loans are fixed rate loans (3.400% as of June 30, 2004) repayable quarterly from November 2004 to February 2007.

•	NT$25 million (US$743 thousand) of these loans are floating rate loans (5.655% as of June 30, 2004) repayable quarterly from April 2001 to January 2006.

•	NT$400 million (US$12 million) of these loans are floating rate loans (3.300% as of June 30, 2004) repayable quarterly from April 2005 to January 2011.

•	NT$257 million (US$8 million) of these loans are floating rate loans (3.300% as of June 30, 2004) repayable quarterly from December 2003 to September 2008.

•	NT$513 million (US$15 million) of these loans are floating rate loans (4.000% as of June 30, 2004) repayable quarterly from August 2005 to August 2009.

•	NT$32 million (US$951 thousand) of these loans are floating rate loans (4.000% as of June 30, 2004) repayable monthly from August 2004 to August 2017.

•	NT$55 million (US$2 million) of these loans are floating rate loans (4.000% as of June 30, 2004) repayable quarterly from August 2005 to August 2009.

•	NT$25 million (US$743 thousand) of these loans are floating rate loans (4.000% as of June 30, 2004) repayable in July 2004.

•	NT$27 million (US$802 thousand) is an interest-free research and development subsidy from the government for developing known-good-die solutions and COF assembly and testing technology, which is repayable quarterly from July 2003 to July 2006. As of June 30, 2004, no additional credit under this loan was available as the credit line expired upon completion of the research project.

On December 31, 2003, we obtained a syndicated loan facility in the amount of NT$2,000 million from a group of financial institutions for a term of four years, and this loan facility is secured by our testing and assembly equipment located within our facilities at the Hsinchu Science Park and the Southern Taiwan Science Park and our buildings at the Southern Taiwan Science Park. As of June 30, 2004, NT$400 million was drawn under this loan facility.

On July 24, 2002, we obtained a syndicated loan facility in the amount of NT$2,500 million from a group of financial institutions for a term of five years, and this loan facility is secured by our testing and assembly equipment located within our facilities at the Hsinchu Science Park and the Southern Taiwan Science Park. As of December 31, 2003, this loan was fully drawn. Under this loan facility, ChipMOS Taiwan is required to ensure that we and Siliconware Precision collectively maintain a percentage of direct ownership in ChipMOS Taiwan of at least 50% of outstanding shares and have control over its operations. As of September 30, 2004, we and Siliconware Precision have 99.0% of direct ownership in ChipMOS Taiwan and have control over its operations.

On July 27, 2004, we obtained a syndicated loan facility in the amount of NT$1,000 million for a term of five years, and this loan facility is secured by our testing and assembly equipment located within our facilities at the Hsinchu Science Park and the Southern Taiwan Science Park and our buildings at the Southern Taiwan Science Park. As of September 30, 2004, no amounts were drawn under this loan facility.

Certain loan agreements and indentures of ChipMOS Taiwan contain covenants that, if violated, could result in the obligations under these agreements becoming due prior to the originally scheduled maturity dates. These covenants include financial covenants that require us to:

•	maintain a current assets to current liabilities ratio above 1:1;

•	maintain total indebtedness to shareholders’ equity (excluding goodwill and other intangible assets) ratio below 1.2:1;

•	maintain the earnings before interest, taxes, depreciation and amortization to gross interest expense ratio above 4:1; and

•	maintain the balance of guaranteed to issued capital ratio below 1:2.

As of June 30, 2004, we were in compliance with our financial covenants.

In 2001, ThaiLin issued an aggregate amount of NT$800 million convertible bonds due July 4, 2006, all of which had been either redeemed or converted as of June 30, 2004.

In August 2004, ThaiLin completed a NT$1,000 million convertible bond offering, and ChipMOS Taiwan purchased bonds in an amount of NT$100 million in that offering to maintain its percentage ownership in ThaiLin. The syndicated loan among ThaiLin, Hsinchu International Bank and a group of financial institutions, or the Financial Institutions, dated June 9, 2004, pursuant to which the Financial Institutions guarantee the NT$1,000 million convertible bonds issued by ThaiLin in August 2004, provides that ThaiLin shall obtain the approval of the Financial Institutions in respect of any material investment plan not within the course of normal business operation (including any plan of purchase or disposal of the assets) of ThaiLin.

In addition, a substantial portion of our short-term and long-term borrowings may be subject to repayment upon a material deterioration of our financial condition, results of operations or our ability to perform under the loan agreements.

Set forth below are the maturities of our long-term bank loans outstanding as of June 30, 2004:

	(in millions)
During the second half of 2004	NT$	655.9	US$	19.5
During 2005		1,137.9		33.8
During 2006		1,199.7		35.6
During 2007		1,100.0		32.7
During 2008 and onwards		531.4		15.8

	NT$	4,624.9	US$	137.4

As of June 30, 2004, certain of our land, buildings and equipment with an aggregate net book value of NT$5,982 million (US$178 million) and time deposits in the aggregate amount of NT$72 million (US$2 million) were pledged as collateral in connection with our long-term borrowings.

Our unused credit lines for short-term loans as of June 30, 2004 were NT$2,913 million (US$87 million), which have expired and will expire between July 2004 and June 2005. We are currently in the process of negotiating with our existing lenders to extend such credit facilities. As of June 30, 2004, we had available undrawn long-term credit facilities totaling NT$1,936 million (US$58 million).

As of June 30, 2004, we had short-term working capital loans of NT$762 million (US$23 million) with floating rates between 1.600% to 5.500%, which are due in December 2004. We also have a letter of credit loan for imports of machinery in the amount of NT$639 million (US$19 million), which is due on or before December 27, 2004.

We believe our financial resources will enable us to meet our capital spending and other capital needs, other than with respect to the required investments in Shanghai, for the next 18 months. In order to meet ChipMOS Shanghai’s investment commitments, we will need to borrow additional amounts and issue additional debt and/or equity securities.

From time to time, we evaluate possible investments and acquisitions in Taiwan, Mainland China and elsewhere and may, if a suitable opportunity arises, acquire additional capacity by making an investment or acquisition at an attractive price. We plan to finance these expenditures from cash flow from operations, amounts available under existing credit facilities and the issuance of securities.

Off-Balance Sheet Arrangements

As of June 30, 2004, we had no off-balance sheet arrangements.

US GAAP Reconciliation

Our consolidated financial statements are prepared in accordance with ROC GAAP, which differs in certain material respects from US GAAP. The following table sets forth a comparison of our net income, total assets and shareholders’ equity in accordance with ROC GAAP and US GAAP for the periods indicated:

	Year ended and as of December 31,				Six Months ended and as of June 30,
	2001	2002	2003	2003	2003	2004	2004
	NT$	NT$	NT$	US$	NT$	NT$	US$
	(in millions)
Net income in accordance with:
ROC GAAP	$(1,134.9)	$(970.3)	$482.4	$14.3	$(90.4)	$1,181.2	$35.1
US GAAP	(993.5)	(913.4)	485.3	14.4	(40.4)	1,162.1	34.5
Total assets in accordance with:
ROC GAAP	16,101.3	17,953.7	19,665.7	584.2	17,075.2	24,810.5	737.1
US GAAP	16,123.5	18,020.9	19,633.5	583.3	17,124.4	24,774.9	736.0
Shareholders’ equity in accordance with:
ROC GAAP	7,599.2	6,713.3	7,248.2	215.3	6,625.8	8,580.7	254.9
US GAAP	7,641.0	6,760.2	7,221.3	214.5	6,657.8	8,547.2	253.9

Note 27 to our audited consolidated financial statements included in our annual report on Form 20-F for the fiscal year ended December 31, 2003 which was filed with the SEC on June 17, 2004 and Note 14 to our unaudited consolidated financial statements filed herewith describe the principal differences between ROC GAAP and US GAAP as they relate to us, and a reconciliation to US GAAP of certain items, including net income and shareholders’ equity. Differences between ROC GAAP and US GAAP which have an effect on our net income as reported under ROC GAAP relate to, among other things, amortization of technology transfer in payment of capital stock, interest capitalization, and the minority interests in ChipMOS Taiwan.

Market Risks

Our exposure to financial market risks relates primarily to changes in interest rates and foreign exchange rates. To mitigate these risks, we utilize derivative financial instruments, the application of which is primarily for hedging, and not for speculative, purposes.

Interest Rate Risks

As of June 30, 2004, we had aggregate debt outstanding of NT$7,227 million (US$215 million), which was incurred for capital expenditure and general operating expenses. Of our outstanding debt, 70% bears interest at variable rates. The interest rate for the majority of our variable rate debt varies based on a fixed percentage spread over the prime rate established by our lenders. Our variable rate debt had an annual weighted average interest rate of 3.2% as of June 30, 2004. Accordingly, we have cash flow and earnings exposure due to market interest rate changes for our variable rate debt. An increase in interest rates of 1% would increase our annual interest charge by NT$50 million based on our outstanding indebtedness as of June 30, 2004.

We entered into derivative transactions with regard to interest rates in July 2004. We had no interest rate derivative contracts outstanding as of June 30, 2004.

Foreign Currency Risks

Our foreign currency exposure gives rise to market risks associated with exchange rate movements against the NT dollar, the Japanese yen and the US dollar. As of June 30, 2004, 25% of our accounts receivable are denominated in US dollars and Japanese yen, and 65% of our accounts payable and payables for properties are denominated in Japanese yen and US dollars. To minimize foreign currency exchange risk, from time to time we utilize forward exchange contracts and foreign currency options to hedge our exchange rate risk on foreign currency assets or liabilities positions. These hedging transactions help to reduce, but do not eliminate, the impact of foreign currency exchange rate movements. An average appreciation of the NT dollar against all other relevant foreign currencies of 5% would increase our annual exchange losses by NT$63 million based on our outstanding assets and liabilities denominated in foreign currencies as of June 30, 2004. Please see Note 25 of our audited consolidated financial statements included in our annual report on Form 20-F for the fiscal year ended December 31, 2003, which was filed with the SEC on June 17, 2004, for information on the net assets and liabilities hedged by these derivative transactions.

Taxation

ChipMOS Taiwan was granted an exemption from Republic of China income taxes for a period of four years on income attributable to the expansion of its production capacity as a result of purchases of new equipment funded by capital increases in 1998, 1999 and 2000. The tax exemption relating to the expansion of production capacity in 1998 and 1999 expired on December 31, 2002, which resulted in tax savings for ChipMOS Taiwan of approximately NT$5 million in 1999 and NT$163 million in 2000. The tax exemption relating to the expansion of production capacity in 2000 will expire on December 31, 2005, which resulted in tax savings for ChipMOS Taiwan of approximately NT$34 million in 2003.

ChipMOS Taiwan is also entitled to other tax incentives generally available to Taiwan companies under the Statute of Upgrading Industries, including tax credits of up to 35% for certain research and development and employee training expenses (and, if the amount of expenditure exceeds the average amount of expenditure for the preceding two years, 50% of the excess amount may be credited against tax payable) and from 5% to 20% for certain investments in automated equipment and technology. These tax credits must be utilized within five years from the date on which they were earned. In addition, except for the last year of the five-year period, the aggregate tax reduction from these tax credits for any year cannot exceed 50% of that year’s income tax liability. Such tax credits resulted in tax savings for ChipMOS Taiwan of approximately NT$64 million in 2000. ChipMOS Taiwan did not enjoy any tax savings from such tax credits in 2001 and 2002. In 2003, tax credits resulted in tax savings for ChipMOS Taiwan of approximately NT$83 million.

Net income generated by ChipMOS Taiwan after January 1, 1998, which is not distributed in the year following the year the income was generated, is subject to income tax at the rate of 10.0%. If that net income is subsequently distributed, the income tax previously paid on that income is credited against the amount of withholding tax payable by shareholders, who are not individuals or entities of the Republic of China (for taxation purposes), in connection with the distribution.

In accordance with the relevant tax rules and regulations of the PRC, ChipMOS Shanghai enjoys income tax exemptions for the first two profitable years and a 50% reduction of the applicable income taxes in the following three years. Any tax losses can only be carried forward for five years.

EXHIBIT 1.2

ChipMOS TECHNOLOGIES (Bermuda) LTD. and Subsidiaries

Unaudited Consolidated Financial Statements

As of June 30, 2004

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED BALANCE SHEETS

December 31, 2003 and June 30, 2004 (Notes 1 and 9)

(In Thousands of New Taiwan and U.S. Dollars, Except Par Value)

	(Audited)
	December 31, 2003	June 30, 2004
	NT$	NT$	US$
			(Note 3)
ASSETS
CURRENT ASSETS
Cash	1,730,964	840,376	24,967
Restricted cash and cash equivalents	282,378	1,000	30
Short-term investments—net (Note 4)	664,251	2,100,312	62,398
Notes receivable—third parties	11,729	99,956	2,969
Accounts receivable—net of allowance for doubtful receivables and sales return allowances
Related parties (Note 10)	1,342,366	1,223,746	36,356
Third parties	1,290,660	2,275,671	67,607
Other receivables—net of allowance for doubtful receivables and sales return allowances
Related parties (Note 10)	266,175	226,771	6,737
Third parties	866,582	72,386	2,151
Inventories—net (Note 5)	335,496	715,295	21,251
Deferred income tax—net	266,949	479,298	14,239
Prepaid expenses and other current assets	422,167	273,171	8,116

Total Current Assets	7,479,717	8,307,982	246,821

LONG-TERM INVESTMENTS (Note 6)	640,512	784,484	23,306

PROPERTY, PLANT AND EQUIPMENT—NET
Cost
Land and buildings	3,546,126	4,741,764	140,872
Machinery and equipment	17,417,843	20,035,424	595,230
Furniture and fixtures	280,371	476,443	14,155
Transportation equipment	20,285	25,122	746
Tools	1,058,897	1,241,730	36,890
Leasehold improvements	6,865	6,998	208

Total cost	22,330,387	26,527,481	788,101
Accumulated depreciation	(12,254,664)	(13,348,100)	(396,557)
Construction in progress and advance payments	1,011,107	1,852,500	55,036

Net Property, Plant and Equipment	11,086,830	15,031,881	446,580

INTANGIBLE ASSETS—NET	225,203	200,504	5,957

OTHER ASSETS
Employee dormitory buildings—net of accumulated depreciation	192,105	306,761	9,114
Restricted cash and cash equivalents	—	71,570	2,126
Refundable deposits	13,724	24,767	736
Goodwill	728	636	19
Others	26,868	81,966	2,435

Total Other Assets	233,425	485,700	14,430

TOTAL ASSETS	19,665,687	24,810,551	737,094

(Forward)

The accompanying notes are an integral part of the unaudited consolidated financial statements.

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED BALANCE SHEETS

December 31, 2003 and June 30, 2004 (Notes 1 and 9)

(In Thousands of New Taiwan and U.S. Dollars, Except Par Value)

	(Audited)
	December 31, 2003	June 30, 2004
	NT$	NT$	US$
			(Note 3)
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Bank loans	1,566,773	1,401,701	41,643
Current portion of long-term loans	692,840	1,187,727	35,286
Current portion of long-term bonds payable (Note 7)	—	1,200,000	35,651
Convertible bonds	267,611	—	—
Deferred income	3,565	3,549	105
Notes payable—third parties	27,328	56,884	1,690
Accounts payable
Related parties (Note 10)	5,570	799	24
Third parties	339,801	646,144	19,196
Other payables
Related parties (Note 10)	1,019	36,321	1,079
Third parties	263,823	320,029	9,508
Income tax payable	193	—	—
Payables to contractors and equipment suppliers	344,561	379,280	11,268
Accrued expenses and other current liabilities	437,979	432,852	12,859

Total Current Liabilities	3,951,063	5,665,286	168,309

LONG-TERM LIABILITIES
Long-term bonds payable (Note 7)	1,200,000	—	—
Long-term loans	2,238,872	3,437,129	102,113

Total Long-Term Liabilities	3,438,872	3,437,129	102,113

OTHER LIABILITIES
Deferred income tax—net	367,941	521,680	15,498
Deferred income	174,308	170,409	5,063
Accrued pension cost	56,361	94,372	2,804
Guarantee deposits	933	829	25

Total Other Liabilities	599,543	787,290	23,390

TOTAL LIABILITIES	7,989,478	9,889,705	293,812

MINORITY INTERESTS	4,427,971	6,340,120	188,358

COMMITMENTS AND CONTINGENCIES (Note 11)
SHAREHOLDERS’ EQUITY (Note 9)
Capital stock NT$0.3269 (US$0.01) par value
Authorized 150,000 thousand shares (2003: 150,000 thousand shares)
Issued 59,880 thousand shares (2003: 59,300 thousand shares)	19,379	19,575	582
Capital surplus	7,711,229	7,858,912	233,479
Option warrants	86,674	136,476	4,055
Deferred compensation	(42,615)	(83,233)	(2,473)
Retained earnings (accumulated deficits)	(494,949)	686,281	20,389
Treasury stock	420	420	12
Cumulative translation adjustments	(31,900)	(37,705)	(1,120)

Total Shareholders’ Equity	7,248,238	8,580,726	254,924

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	19,665,687	24,810,551	737,094

The accompanying notes are an integral part of the unaudited consolidated financial statements.

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

For the Six Months Ended June 30, 2003 and 2004 (Notes 1 and 9)

(In Thousands of New Taiwan and U.S. Dollars, Except Earnings (Loss) Per Share)

	Six Months Ended June 30,
	2003	2004
	NT$	NT$	US$
			(Note 3)
NET REVENUE
Related parties (Note 10)	2,364,662	2,428,358	72,144
Third parties	1,669,292	4,984,420	148,081

Total Net Revenues	4,033,954	7,412,778	220,225

COST OF REVENUE
Related parties (Note 10)	1,763,483	1,706,656	50,703
Third parties	1,880,927	3,407,919	101,245

Total Cost of Revenue	3,644,410	5,114,575	151,948

GROSS PROFIT	389,544	2,298,203	68,277

OPERATING EXPENSES
Research and development	135,174	140,549	4,176
General and administrative	206,924	303,857	9,027
Sales and marketing	17,210	55,884	1,660

Total Operating Expenses	359,308	500,290	14,863

INCOME FROM OPERATIONS	30,236	1,797,913	53,414

NON-OPERATING INCOME
Gain on sales of investments	6,279	19,125	568
Investment gain recognized by equity method	14,079	—	—
Rental	19,269	16,592	493
Interest	41,610	17,046	506
Foreign exchange gain—net	—	58,131	1,727
Subsidy income	228	5,150	153
Gain on disposal of property, plant and equipment	48,559	10,539	313
Other	69,918	116,801	3,470

Total Non-Operating Income	199,942	243,384	7,230

The accompanying notes are an integral part of the unaudited consolidated financial statements.

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

For the Six Months Ended June 30, 2003 and 2004 (Notes 1 and 9)

(In Thousands of New Taiwan and U.S. Dollars, Except Earnings (Loss) Per Share)

	Six Months Ended June 30,
	2003	2004
	NT$	NT$	US$
			(Note 3)
NON-OPERATING EXPENSES
Interest	126,622	131,414	3,904
Investment loss recognized by equity method	109,017	14,862	442
Financing cost	7,577	7,903	235
Allowance for loss on short-term investments	—	42,770	1,271
Loss on disposal of property, plant and equipment	945	2,643	78
Foreign exchange loss—net	11,012	—	—
Other	53,576	56,229	1,670

Total Non-Operating Expenses	308,749	255,821	7,600

INCOME (LOSS) BEFORE INCOME TAX AND MINORITY INTERESTS	(78,571)	1,785,476	53,044
INCOME TAX EXPENSE (BENEFIT)	7,809	(43,872)	(1,303)

INCOME (LOSS) BEFORE MINORITY INTERESTS	(86,380)	1,829,348	54,347
MINORITY INTERESTS	(4,013)	(675,772)	(20,076)
PRE-ACQUISITION EARNINGS	—	27,654	822

NET INCOME (LOSS)	(90,393)	1,181,230	35,093

EARNINGS (LOSS) PER SHARE—BASIC	(1.53)	19.75	0.59

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING—BASIC	58,873	59,811	59,811

EARNINGS (LOSS) PER SHARE—DILUTED	(1.53)	19.58	0.58

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING—DILUTED	59,111	60,323	60,323

The accompanying notes are an integral part of the unaudited consolidated financial statements.

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the Six Months Ended June 30, 2004 (Notes 1 and 9)

(In Thousands of New Taiwan and U.S. Dollars, Except Number of Shares)

	CAPITAL STOCK ISSUED		CAPITAL SURPLUS	Option Warrants	Deferred Compensation	RETAINED EARNINGS (ACCUMULATED DEFICITS)	CUMULATIVE TRANSLATION ADJUSTMENTS (Note 2)	TREASURY STOCK	TOTAL SHAREHOLDERS’ EQUITY
	Shares (Thousand)	Amount
		NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
BALANCE, DECEMBER 31, 2003	59,300	19,379	7,711,229	86,674	(42,615)	(494,949)	(31,900)	420	7,248,238
Exercise of stock options	580	196	147,683	—	—	—	—	—	147,879
Issuance of option warrants	—	—	—	49,802	(40,618)	—	—	—	9,184
Net profit for the period	—	—	—	—	—	1,181,230	—	—	1,181,230
Translation adjustments	—	—	—	—	—	—	(5,805)	—	(5,805)

BALANCE AS OF JUNE 30, 2004	59,880	19,575	7,858,912	136,476	(83,233)	686,281	(37,705)	420	8,580,726

The accompanying notes are an integral part of the unaudited consolidated financial statements.

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Six Months ended June 30, 2003 and 2004 (Notes 1 and 9)

(In Thousands of New Taiwan and U.S. Dollars)

	Six Months Ended June 30,
	2003	2004
	NT$	NT$	US$
			(Note 3)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	(90,393)	1,181,230	35,093
Adjustments to reconcile net income (loss) to net cash provided by operating activities
Depreciation	1,309,265	1,623,612	48,236
Amortization	23,848	36,524	1,085
Deferred compensation	9,310	9,184	273
Gain on disposal of property, plant and equipment—net	(47,614)	(7,896)	(235)
Investment loss (gain) recognized by equity method	94,938	14,862	442
Accrued pension cost	8,833	12,302	365
Deferred income tax net	1,771	(58,610)	(1,741)
Minority interests	3,511	1,120,721	33,295
Changes in operating assets and liabilities
Notes receivable	20,212	(49,863)	(1,481)
Accounts receivable	(537,486)	(556,566)	(16,535)
Other receivables	(205,369)	848,837	25,218
Inventories	(86,164)	(134,765)	(4,004)
Prepaid expenses and other current assets	(152,760)	211,247	6,276
Other assets	—	(100,282)	(2,979)
Notes payable	—	27,077	804
Accounts payable	214,601	10,366	308
Other payables	49,482	(558,492)	(16,592)
Income tax payable	—	(193)	(6)
Accrued expenses and other liabilities	(250,172)	(77,664)	(2,307)
Deferred income	—	(3,899)	(116)

Net Cash Provided by Operating Activities	365,813	3,547,732	105,399

CASH FLOWS FROM INVESTING ACTIVITIES
(Increase) decrease in restricted cash and cash equivalents	16,353	281,378	8,359
(Increase) decrease in short-term investments	(293,771)	(1,154,050)	(34,285)
Proceeds from sales of long term investment	—	9,000	267
Proceeds from sales of property, plant and equipment	181,964	44,551	1,324
Proceeds from sales of intangible assets	—	600	18
Cash inflow from acquisition of subsidiaries	—	115,592	3,434
Acquisitions of:
Long-term investments	(31,590)	(374,661)	(11,131)
Property, plant and equipment	(989,274)	(3,543,680)	(105,278)
Intangible assets	(147,308)	(38,330)	(1,139)
Employee dormitory building	—	(123,871)	(3,680)
Goodwill	—	(14,665)	(436)
(Increase) decrease in refundable deposits	(1,080)	43,415	1,290

Net Cash Used in Investing Activities	(1,264,706)	(4,754,721)	(141,257)

CASH FLOWS FROM FINANCING ACTIVITIES
Payments on:
Bank loans	(463,756)	(384,824)	(11,433)
Commercial paper payable	(159,427)	—	—
Long-term loans	(172,763)	—	—
Convertible bonds	—	(267,611)	(7,950)
Promissory notes	(4,842)	—	—
Proceeds from:
Long-term loans	—	933,842	27,743
Issuance of capital stock	—	43,407	1,290
Increase (decrease) in guarantee deposits	394	(1,219)	(36)

Net Cash Provided by (Used in) Financing Activities	(800,394)	323,595	9,614

EFFECT OF EXCHANGE RATE CHANGES ON CASH	(6,480)	(7,194)	(214)

Net increase (decrease) in Cash	(1,705,767)	(890,588)	(26,458)

Cash, beginning of the period	2,487,532	1,730,964	51,425

Cash, end of the period	781,765	840,376	24,967

The accompanying notes are an integral part of the unaudited consolidated financial statements.

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

1.    ORGANIZATION AND BUSINESS

ChipMOS TECHNOLOGIES (Bermuda) LTD. (ChipMOS Bermuda) was incorporated under the laws of Bermuda on August 1, 2000, and its common shares have been traded on the Nasdaq National Market since June 2001. As of June 30, 2004, ChipMOS Bermuda was 43.69% owned by Mosel Vitelic Inc. (MVI) through its wholly-owned subsidiary, Giant Haven Investment Ltd. and its indirectly-owned subsidiary, Mou-Fu Investment Ltd (Mou-Fu). As of June 30, 2004, ChipMOS Bermuda owned 70.34% of the outstanding common shares of ChipMOS TECHNOLOGIES INC. (ChipMOS Taiwan) and Siliconware Precision Industries Co. Ltd. (SPIL) owned 28.73%.

ChipMOS Taiwan was incorporated in Taiwan, Republic of China (ROC) on July 28, 1997 as a joint venture company between MVI and SPIL. Its operations consist of testing and assembly of semiconductors. ChipMOS Taiwan also provides semiconductor testing and assembly services on a turnkey basis, which entails ChipMOS Taiwan purchasing fabricated wafers and selling tested and assembled semiconductors. In connection with a corporate restructuring on January 12, 2001, the holders of an aggregate of 583,419 thousand common shares of ChipMOS Taiwan executed a Purchase and Subscription Agreement whereby they transferred their shares of ChipMOS Taiwan to ChipMOS Bermuda in exchange for 58,342 thousand common shares in ChipMOS Bermuda. The selling shareholders, who previously held an aggregate of 70.25% of the entire outstanding common shares of ChipMOS Taiwan, thus, became the holders of the entire outstanding common shares of ChipMOS Bermuda. Because 100% of the outstanding common shares of ChipMOS Bermuda was owned by former shareholders of ChipMOS Taiwan, the exchange of shares has been accounted for as a merger as if ChipMOS Bermuda was the acquirer. Equity and operations attributable to ChipMOS Taiwan shareholders not participating in the exchange offer were reflected as minority interest in the historical financial statements. MVI participated in the restructuring and share exchange described above and SPIL did not.

ChipMOS Bermuda also controlled both Modern Mind Technology Limited (Modern Mind) and its 100% subsidiary ChipMOS TECHNOLOGIES (Shanghai) LTD. (ChipMOS Shanghai) and enjoyed the primary beneficial interest in Modern Mind and ChipMOS Shanghai. For this reason, Modern Mind and ChipMOS Shanghai have been consolidated into these financial statements in spite of the fact that ChipMOS Bermuda does not hold an equity interest in Modern Mind.

As of June 30, 2004, ChipMOS Taiwan owned 99.74% of Advanced Micro Technology Co., Ltd. (AMCT), 34.23% of CHANTEK ELECTRONIC CO. LTD. (CHANTEK), 100% of the outstanding shares of both ChipMOS Japan Inc. (ChipMOS Japan), 52.94% of ChipMOS Logic TECHNOLOGIES INC. (ChipMOS Logic), 100% of ChipMOS USA Inc. (ChipMOS USA) and 32.56% of ThaiLin Semiconductor Corp. (ThaiLin).

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

1.    ORGANIZATION AND BUSINESS (continued)

ThaiLin was incorporated on May 15, 1996 and is listed on the GreTai Securities Market in Taiwan. ThaiLin is engaged in wafer and semiconductor testing services. On December 31, 2002, ChipMOS Taiwan acquired an equity interest of 41.80% in ThaiLin. On December 1, 2003, ChipMOS Taiwan obtained the controlling influence over ThaiLin’s decisions on its operations, personnel and financial policies. Therefore, ThaiLin has been consolidated into these financial statements from December 1, 2003 in spite of the fact that ChipMOS Taiwan holds an equity interest of less than 50% in ThaiLin. As of June 30, 2004, ChipMOS Taiwan held a 32.56% equity interest in ThaiLin.

ChipMOS Japan was incorporated in Japan in June 1999, and ChipMOS USA was incorporated in the United States of America in October 1999. The two companies are engaged in sales and customer services and all the expenses incurred from these activities are charged to current income. ChipMOS Japan began generating revenue in 2000, while ChipMOS USA began generating revenue in 2001.

CHANTEK was incorporated in Taiwan in May 1989, and is listed on the GreTai Securities Market in Taiwan. It provides semiconductor assembly services for low-density volatile and non-volatile memory semiconductors, consumer semiconductors and microcontroller semiconductors. ChipMOS Taiwan acquired its 34% ownership interest in CHANTEK on September 16, 2002. Effective April 1, 2004, PlusMOS Technologies Inc. (PlusMOS), a former investment of ChipMOS Taiwan, merged into CHANTEK under a stock-for-stock merger pursuant to which shareholders of PlusMOS obtained 1.1 common shares of CHANTEK for each share held in PlusMOS. PlusMOS was incorporated in Taiwan on March 22, 2000 as a joint venture between ChipMOS Taiwan (25%) and MVI (49.31% indirectly and directly). Its operations consisted of manufacture, design and sale of DRAM modules. As of June 30, 2004, ChipMOS Taiwan held a 34.23% equity interest in CHANTEK and obtained controlling influence over CHANTEK’s decisions on its operations, personnel and financial policies. Therefore, CHANTEK has been consolidated into these financial statements from April 1, 2004 in spite of the fact that ChipMOS Taiwan holds an equity interest of less than 50% in CHANTEK.

AMCT was incorporated in Taiwan in March 2000. It provides gold bumping services, which are used in connection with the assembly of liquid crystal display, or LCD, and other flat-panel display driver semiconductors. In February 2003, ChipMOS Taiwan acquired a 23.1% interest in AMCT. ChipMOS Taiwan increased its ownership in AMCT during 2003 and held 30.77% as of December 31, 2003. ChipMOS Taiwan acquired additional interests in AMCT during the period and as of June 30, 2004, ChipMOS Taiwan held a 99.74% equity interest in AMCT. ChipMOS Taiwan completed in April 2004 the integration of all of AMCT’s business operations into ChipMOS Taiwan and the liquidation of AMCT is expected to be completed in October 2004.

Modern Mind was incorporated in the British Virgin Islands on January 29, 2002. Modern Mind conducts its operations through ChipMOS Shanghai. ChipMOS Bermuda acquired a 100% equity interest in Modern Mind on December 12, 2002, and then transferred it to Jesper Limited (Jesper) on December 31, 2002. In 2002 and 2003, ChipMOS Bermuda acquired from Jesper and ChipMOS Taiwan convertible notes issued by Modern Mind that are convertible into a controlling equity interest in Modern Mind if the repayment is not made when due. ChipMOS Bermuda’s control over Modern Mind has been restructured in July 2004. The convertible note issued by Modern Mind was replaced with a US$62,821 thousand demand note issued by Modern Mind. The demand note is convertible at any time into common shares representing, immediately after the conversion, almost 100% of the then outstanding common shares of Modern Mind at a conversion rate of US$1.00 for each common share of Modern Mind. In addition, ChipMOS Bermuda has obtained from Jesper an irrevocable option to acquire the common shares of Modern Mind then owned by Jesper. Payment under the demand note is fully and unconditionally guaranteed by Jesper and secured by a security interest in the entire equity interest of Modern Mind and ChipMOS Shanghai. Accordingly, ChipMOS Bermuda is deemed to have a controlling interest in Modern Mind.

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

1.    ORGANIZATION AND BUSINESS (continued)

ChipMOS Shanghai, a wholly-owned subsidiary of Modern Mind, was incorporated in Mainland China on June 7, 2002. ChipMOS Shanghai is engaged in wafer testing, semiconductor assembly and testing, and module and subsystem manufacturing. ChipMOS Shanghai commenced commercial production in 2003.

ChipMOS Far East Limited (ChipMOS Far East) was incorporated in Hong Kong on November 18, 2002. It is engaged in financial management and marketing and sales. ChipMOS Far East is a wholly-owned subsidiary of ChipMOS Bermuda.

ChipMOS Logic was incorporated in Taiwan on January 28, 2004, with ChipMOS Taiwan holding a 62.5% interest and ThaiLin holding a 37.5% interest. On March 29, 2004, ChipMOS Logic issued additional shares to institutional investors. As a result, ChipMOS Taiwan’s interest in ChipMOS Logic was diluted to 44.44% and ThaiLin’s interest was diluted to 26.67%. ChipMOS Logic is engaged in logic testing services. On April 30, 2004, WORLD WIDE TEST Technologies Inc. (WWT) merged into ChipMOS Logic, with ChipMOS Logic as the surviving entity, in a stock-for-stock merger pursuant to which shareholders of WWT received one common share of ChipMOS Logic in exchange for 10 common shares of WWT. As of June 30, 2004, ChipMOS Taiwan and ThaiLin owned approximately 52.94% and 24.62%, respectively, of ChipMOS Logic, with the original management team of WWT, two original shareholders of WWT, including one creditor bank, and the management team of ChipMOS Logic owning the remaining interest.

2.    SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The unaudited interim consolidated financial statements as of June 30, 2004 and for the six months then ended (interim financial statements) include the financial statements of ChipMOS Bermuda and all subsidiaries in which ChipMOS Bermuda (hereinafter, referred to individually or collectively as the “Company”) holds a controlling interest or voting interests in excess of 50% in accordance with the requirements of ROC Financial Accounting Standards (FAS) No. 7 and the regulations of the Taiwan Securities and Futures Commission (SFC). All significant intercompany accounts and transactions have been eliminated.

The Company’s consolidated financial statements include for 2003 ChipMOS Japan, ChipMOS USA, Modern Mind and its wholly-owned subsidiary, ChipMOS Shanghai, ChipMOS Far East and ThaiLin. In addition in 2004, the Company consolidated the financial statements of AMCT, CHANTEK and ChipMOS Logic (see note 1).

The results of operations for the interim periods are not necessarily indicative of the results to be expected on a full-year basis. These interim financial statements do not include all information and footnotes necessary for a complete presentation of the financial position, results of operations and cash flows in conformity with generally accepted accounting principles in the ROC and should be read in conjunction with the audited consolidated financial statements of the Company as of December 31, 2003 and for the year then ended, including the notes thereto. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary in order to fairly present the interim financial information have been included.

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

3.    TRANSLATION INTO U.S. DOLLAR AMOUNTS

The Company maintains its accounts and expresses its consolidated financial statements in New Taiwan dollars. For convenience purposes, U.S. dollar amounts presented in the accompanying interim consolidated financial statements have been translated from New Taiwan dollars at the noon buying rate in the City of New York cable transfers in New Taiwan dollars as certified for customers purposes by the Federal Reserve Bank of New York as of June 30, 2004, which was NT$33.66 to US$1.00. These convenience translations should not be construed as representations that the New Taiwan dollar amounts have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

4.    SHORT-TERM INVESTMENTS

	(Audited)	(Unaudited)
	December 31, 2003	June 30, 2004
	NT$	NT$	US$
	(in thousands)
Common stocks	493,994	588,694	17,489
Open-ended funds	333,921	758,949	22,548
Government bonds	—	80,900	2,403
Corporate bonds	33,970	912,148	27,099
Allowance for loss on short-term investments	(197,634)	(240,379)	(7,141)

	664,251	2,100,312	62,398

Market value	664,251	2,100,312	62,398

The market value of open-ended funds is based on the market price at period-end.

During the period, ChipMOS Taiwan sold its investment in common stock of ProMOS Technologies Inc. (ProMOS) at a gain of NT$10,316 thousand. As of June 30, 2004, ChipMOS Taiwan held 7,780 thousand (2003: 13,396 thousand) shares of common stock of MVI and ChipMOS Logic held 3,740 thousand shares of common stock of SPIL. (See also Note 10 Related Party Transactions)

5.    INVENTORIES—NET

	(Audited)	(Unaudited)
	December 31, 2003	June 30, 2004
	NT$	NT$	US$
	(in thousands)
Finished goods	5,829	511,807	15,205
Work in process	148,636	278,488	8,274
Raw materials	222,577	46,413	1,379

	377,042	836,708	24,858
Less—allowance for losses	(41,546)	(121,413)	(3,607)

	335,496	715,295	21,251

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

6.    LONG-TERM INVESTMENTS

	(Audited)		(Unaudited)
	December 31, 2003		June 30, 2004
	Carrying Value	% of Ownership	Carrying value		% of Ownership
	NT$		NT$	US$
	(in thousands)
Equity method:
AMCT	28,272	31	—	—	—
PlusMOS	83,358	25	—	—	—
CHANTEK	80,696	34	—	—	—
Ultima Technology Corp. (Ultima Technology)	—	—	364,501	10,829	30
Chantek International Investment Ltd. (Chantek International)	—	—	26,769	795	99.99
Hua Shen Investment Company (Hua Shen)	—	—	1,006	30	100
Cost method:
Best Home Corp. (Best Home)	89,850	19	89,850	2,669	19
Sun Fund Securities Ltd. (Sun Fund)	299,000	17	249,167	7,402	17
Vigour Technology Corp.	41,336	4	41,336	1,228	4
CDIB High Tech Investment Inc. (CDIB)	18,000	2	9,000	267	2
Integrated Silicon Solution Inc.	—	—	2,855	86	—

	640,512		784,484	23,306

The share in net income or loss of investee companies for the six-month periods ended June 30, 2003 and 2004 were as follows:

	(Unaudited)
	Six Months Ended June 30,
	2003	2004
	NT$	NT$	US$
	(in thousands)
PlusMOS	(9,420)	—	—
CHANTEK	(27,010)	—	—
Ultima Technology	—	(11,513)	(342)
Chantek International	—	(3,349)	(100)
ThaiLin	(55,267)	—	—
AMCT	(3,241)	—	—

	(94,938)	(14,862)	(442)

In January 2004, ChipMOS Taiwan purchased additional interest in AMCT, increasing its holding from 30.77% at December 31, 2003 to 99.74% at June 30, 2004. From January 12, 2004, AMCT has been consolidated as a subsidiary of ChipMOS Taiwan.

During the six months ended June 30, 2004, Sun Fund and CDIB reduced their issued capital by 17% and 50%, respectively. A loss of NT$49,833 thousand was recognized in respect of the reduction in capital in Sun Fund. The investment of NT$9,000 thousand was returned to ThaiLin in respect of the reduction in capital in CDIB.

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

6.    LONG-TERM INVESTMENTS (continued)

On May 5, 2004, ChipMOS Taiwan acquired a 30% interest in Ultima Technology for US$11,250 thousand (NT$374,625 thousand).

Effective April 1, 2004, PlusMOS merged into CHANTEK and ChipMOS Taiwan obtained controlling influence over CHANTEK’s decisions on its operations, personnel and financial policies. Therefore, CHANTEK has been consolidated in these financial statements from April 1, 2004. As of June 30, 2004, ChipMOS Taiwan held a 34.23% equity interest in CHANTEK.

In accordance with ROC SFAS 7, Chantek International and Hua Shen have not been consolidated as their total assets and revenue accounted for less than 10% of the Company’s total assets and revenue.

7.    LONG-TERM BONDS PAYABLE

On January 26, 2000, ChipMOS Taiwan issued secured bonds with face value of NT$1,200,000 thousand. Those bonds are due on January 26, 2005 and bear interest at 5.95% per annum that is payable annually. Accordingly, these bonds were classified under current liabilities as of June 30, 2004.

Under the guaranteed facility agreement for the long-term bonds, ChipMOS Taiwan is required to maintain certain financial ratios.

On June 8, 2004, a supplemental agreement was signed between ChipMOS Taiwan and Taishin International Commercial Bank to remove the restrictive covenant pursuant to which ChipMOS Taiwan was required to ensure that MVI and SPIL maintain a percentage of direct or indirect ownership in ChipMOS Taiwan of at least 28.8% and 18%, respectively and pursuant to which ChipMOS Taiwan was required to notify the banks in writing and get approval in advance in cases where additional shares were issued in connection with an initial public offering of its shares, if either MVI’s or SPIL’s ownership would have dropped below the respective percentage level as a result of the initial public offering.

ChipMOS Taiwan was in compliance with the financial ratio requirements as of June 30, 2004.

8.    PENSION PLAN

ChipMOS Taiwan, ThaiLin, AMCT and CHANTEK have established defined benefit pension plans for all of their regular employees, which provide benefits based on the length of service and the average monthly salary for the six months period immediately before retirement.

ChipMOS Taiwan, ThaiLin, AMCT and CHANTEK make monthly contributions, equal to 2% of salaries and wages, to a pension fund that is administered by a pension fund monitoring committee and deposited in the Central Trust of China in the Republic of China.

The employees of ChipMOS Shanghai are required to participate in a central pension scheme operated by the local municipal government. Contributions are made based on a percentage of the employees’ salaries and bonus, if applicable, and are charged to the income statement as incurred.

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

8.    PENSION PLAN (continued)

Details of net pension costs are as follows:

	(Unaudited) Six Months Ended June 30,
	2003	2004
	NT$	NT$	US$
	(in thousands)
Service cost	16,051	24,114	716
Interest cost	2,138	3,560	106
Projected return on plan assets	(1,291)	(2,190)	(65)
Amortization	14	27	1
Curtailment gain	331	356	10

	17,243	25,867	768

9.    SHAREHOLDERS’ EQUITY

Stock Options

The Share Option plan provides that the directors, officers, employees and consultants of ChipMOS Bermuda and its affiliates may be granted options to purchase common shares of ChipMOS Bermuda at specified exercise prices.

The following table summarizes information about stock options outstanding at June 30, 2004.

Name	Date of grant	Exercise Price	Number outstanding	Market Price at grant	Market Price at Period End	Number Exercisable on or after	Number Exercisable on or after	Number Exercisable on or after	Number Exercisable on or after
		US$		US$	US$
020403ESOP	April 3, 2002	4.0375	1,767,815	4.75	6.97	75,011 April 3, 2003	550,097 April 3, 2004	571,353 April 3, 2005	571,354 April 3, 2006

030613ESOP	June 13, 2003	0.7650	2,044,800	1.09	6.97	162,487 December 13, 2003	627,437 December 13, 2004	627,438 December 13, 2005	627,438 December 13, 2006

031001ESOP	October 1, 2003	1.7425	813,000	2.05	6.97	203,250 October 1, 2004	203,250 October 1, 2005	203,250 October 1, 2006	203,250 October 1, 2007

031103ESOP	November 3, 2003	1.7425	39,600	3.70	6.97	9,900 November 3, 2004	9,900 November 3, 2005	9,900 November 3, 2006	9,900 November 3, 2007

040430AESOP	April 30, 2004	6.63	1,512,200	7.80	6.97	378,050 April 30, 2005	378,050 April 30, 2006	378,050 April 30, 2007	378,050 April 30, 2008

040430BESOP	April 30, 2004	5.64	10,000	7.80	6.97	2,500 April 30, 2005	2,500 April 30, 2006	2,500 April 30, 2007	2,500 April 30, 2008

			6,187,415

ChipMOS Bermuda has applied APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations, for stock options issued to employees in accounting for its stock option plans. The stock options issued during 2003 and 2004 had a market price of US$1.09, US$2.05, US$3.70 and US$7.80, respectively, at the date of grant. Therefore, NT$71,403 thousand (US$2,121 thousand) of compensation expense has been recognized with NT$18,261 thousand (US$543 thousand) being accounted for through the statement of operations during the six months ended June 30, 2004. The Company issued 1,548,800 stock options during the six months ended June 30, 2004 to its employees. During the six months ended June 30, 2004, 85,858 were forfeited and 579,627 were exercised; leaving 6,187,415 stock options outstanding at June 30, 2004.

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

10.    RELATED PARTY TRANSACTIONS

The Company engages in business transactions with the following related parties:

a.	MVI : A major shareholder of ChipMOS Bermuda.
b.	DenMOS Technology Inc. (DenMOS) : An investee of MVI
c.	ProMOS : An investee of MVI.
d.	SPIL: A major shareholder of ChipMOS Taiwan.
e.	ThaiLin : A 32.56% owned investee of ChipMOS Taiwan. It became a subsidiary of ChipMOS Taiwan in December 2003.
f.	CHANTEK : A 34.23% owned investee of ChipMOS Taiwan. It became a subsidiary of ChipMOS Taiwan in April 2004.
g.	AMCT : A 99.74% owned investee of ChipMOS Taiwan. It became a subsidiary of ChipMOS Taiwan in January 2004.
h.	PlusMOS: A former 25% owned investee of ChipMOS Taiwan. It merged with CHANTEK in April 2004.
i.	Best Home : A 19% owned investee of ChipMOS Taiwan; ChipMOS Taiwan is a major shareholder.
j.	Sun Fund : A 17% owned investee of ChipMOS Taiwan; ChipMOS Taiwan is a major shareholder.
k.	Ultima Electronics Corp. (Ultima Electronics): A 4% owned investee of ChipMOS Taiwan; the chairman and president of ChipMOS Taiwan was a member of board of directors of Ultima Electronics (resigned in June 2003).
l.	Jesper : The legal owner of the stock in Modern Mind Technology.
m.	Prudent Holdings Group Ltd (Prudent) : A 4% shareholder of ChipMOS Bermuda.
n.	Chantek International Investment Ltd. (Chantek International) : A 99.99% subsidiary of CHANTEK; the chairman and president of ChipMOS Taiwan is a member of the board of directors of Chantek International.
o.	Mou-Fu : An investee of MVI.

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

10.    RELATED PARTY TRANSACTIONS (continued)

The significant transactions with the aforementioned parties, other than those disclosed in other notes, are summarized as follows:

	(Unaudited) Six Months Ended June 30,
	2003	2004
	NT$	NT$	US$
	(in thousands)
During the period
Revenue
ProMOS	514	2,086,147	61,977
MVI	1,472,056	12,629	375
Ultima Electronics	689,379	—	—
DenMOS	198,740	298,132	8,857
PlusMOS	3,973	16,751	498
CHANTEK	—	14,699	437

	2,364,662	2,428,358	72,144

Rental revenue
MVI	2,400	2,400	71
DenMOS	530	275	8
ThaiLin	8,118	—	—
ProMOS	—	9,371	278

	11,048	12,046	357

Purchases of materials
PlusMOS	—	88	3

Manufacturing expenses:
Subcontracting expenses
SPIL	62,047	—	—

Other revenue
ThaiLin	3,979	—	—
PlusMOS	—	41	1

	3,979	41	1

Operating expenses:
Administrative expenses—MVI	2,321	1,950	58

Rental expenses
CHANTEK	429	—	—
MVI	1,285	1,067	32

	1,714	1,067	32

During the period
Other expenses
Jesper	2,155	2,073	62

Fee for shareholders’ services
Sun Fund	270	—	—
Mou-Fu	—	1,707	51

	270	1,707	51

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

10.    RELATED PARTY TRANSACTIONS (continued)

	(Audited)	(Unaudited)
	December 31, 2003	June 30, 2004
	NT$	NT$	US$
	(in thousands)
At the end of period
Short-term investments
MVI	242,416	242,416	7,202
ProMOS	105,015	—	—
Ultima Electronics	131,379	—	—
SPIL	—	99,819	2,966
Less: Allowance for loss on short-term investments	(193,511)	(202,584)	(6,019)

	285,299	139,651	4,149

Accounts receivable
ProMOS	959,561	1,088,529	32,339
Ultima Electronics	251,069	—	—
DenMOS	123,932	137,700	4,091
MVI	13,952	10,340	307
PlusMOS	5,530	—	—
CHANTEK	830	—	—
SPIL	315	—	—
Less: Allowances for doubtful receivables	(12,823)	(12,823)	(381)

	1,342,366	1,223,746	36,356

Other receivables
AMCT	28,279	—	—
ProMOS	11,271	9,840	292
CHANTEK	19,693	—	—
MVI	424	845	25
DenMOS	375	86	3
Prudent	216,000	216,000	6,417
Ultima Electronics	104	—	—
Less: Allowances for doubtful receivables	(9,971)	—	—

	266,175	226,771	6,737

Accounts payable
SPIL	4,634	—	—
MVI	694	799	24
CHANTEK	242	—	—

	5,570	799	24

Other payable
MVI	730	1,744	52
PlusMOS	142	—	—
Mou-Fu	—	406	12
ProMOS	—	34,171	1,015
CHANTEK	102	—	—
Sun Fund	45	—	—

	1,019	36,321	1,079

Payable to contractors and equipment suppliers
CHANTEK	714	—	—

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

10.    RELATED PARTY TRANSACTIONS (continued)

As of June 30, 2003, ChipMOS Taiwan provided commercial paper acquired under repurchase agreements as collateral for a loan amounting NT$600,000 thousand (excluding the interest) obtained by Ultima Electronics. The guarantee period was from April 2002 to December 2003.

The amount charged to PlusMOS for products and services is based on the market price.

On August 10, 2000, ChipMOS Taiwan entered into a service agreement with MVI pursuant to which ChipMOS Taiwan is obligated to provide testing and assembly services to MVI (or its customers) whenever requested. This service agreement was amended on September 1, 2001 to change the terms of the storage services ChipMOS Taiwan provides to MVI.

In the six months ended 30 June 2003 and 2004, 36.5% and 0.2%, respectively, of the Company’s sales were made to MVI. In the six months ended December 31, 2003, MVI transferred its DRAM business to ProMOS. As a result, 28.1% of the Company’s 2004 first six months’ sales were made to ProMOS. Selling prices were determined based on hourly rates and machine hours incurred during the process of testing and assembling the semiconductors. The hourly rates were determined based on negotiations, which considered anticipated capacity requirements and commitments. Payment method is by remittance.

The collection term for MVI and Ultima Electronics is 90 days after month end, ProMOS is 75 days after month end, while other related parties have the normal collection terms of 60 days after month end. The selling price is the same as those to other customers.

The payment terms for purchases from related parties are the same as those from other suppliers.

On October 11, 2002, ChipMOS Taiwan signed an agreement with Best Home for the construction of a central kitchen in Taiwan and paid NT$216,000 thousand as an advance to Best Home for the purpose of acquiring a suitable site. Best Home did not proceed in a timely manner and on December 17, 2003, the advance was assigned to Prudent, who agreed to pay NT$216,000 thousand back to ChipMOS Taiwan by June 30, 2004. On June 25, 2004, a supplementary agreement was signed with Prudent whereby the payment date was extended to September 30, 2004 and on September 24, 2004, another supplementary agreement was signed with Prudent for the extension of the payment date to December 30, 2004. Prudent also entered into a pledge agreement on December 17, 2003 whereby the advance of NT$216,000 thousand has been secured by Prudent’s shareholding in ChipMOS Bermuda to the extent of 2,360,000 common shares in favour of ChipMOS Taiwan. Prudent has indicated that it is unable to pay the NT$216,000 thousand back to ChipMOS Taiwan and it has the intention of selling ChipMOS Bermuda’s shares to repay ChipMOS Taiwan. As of October 26, 2004, ChipMOS Taiwan has not released the pledge to facilitate Prudent to sell the shares. As at June 30, 2004 the market value of these shares amounted to approximately NT$554,000 thousand and as of October 26, 2004, the market value of the shares amounted to approximately NT$637,000 thousand.

In the six months ended June 30, 2004, ChipMOS Taiwan acquired 3,846,154 shares of common stock of AMCT from CHANTEK at market value of NT$38,462 thousand.

From time to time, SPIL provides assembly services to ChipMOS Taiwan. Often, SPIL renders these assembly services directly to customers through customer referrals from ChipMOS Taiwan. On January 1, 2001, ChipMOS Taiwan entered into a subcontracting agreement for a term of two years with SPIL, pursuant to which SPIL is obligated to provide assembly services to ChipMOS Taiwan. ChipMOS Taiwan is required to provide SPIL on a monthly basis with a rolling forecast for requested services for the following three months. The prices of these services are to be agreed upon from time to time taking into account the cost of the packaging of raw materials.

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

10.    RELATED PARTY TRANSACTIONS (continued)

On July 1, 2003, ChipMOS Taiwan entered into a long-term agreement with ProMOS, under which ChipMOS Taiwan reserves a specified amount of its capacity for DRAM testing and assembly services to ProMOS and under which ProMOS guarantees to place orders in the amount of the reserved capacity through the end of 2006. The price for the services of ChipMOS Taiwan under this agreement will be agreed upon quarterly, based on the then fair market price. If ChipMOS Taiwan is unable to test and assemble the agreed number of DRAM, ProMOS may use a third party to cover the shortfall and ChipMOS Taiwan may be liable for any operation loss of ProMOS caused by such delay or any additional costs in using a third party to cover the shortfall. If ProMOS fails to place orders in the amount of the reserved capacity, ChipMOS Taiwan is entitled to damages calculated based on the difference between the value of the reserved capacity and the value of the actual used capacity; provided that the value of the capacity that has been used by ChipMOS Taiwan for other customers shall be deducted.

On October 15, 2003, ChipMOS Taiwan entered into a long-term agreement with DenMOS, under which ChipMOS Taiwan reserves a specified amount of its capacity for LCD and other flat-panel display driver semiconductor testing and assembly services to DenMOS and under which DenMOS guarantees to place orders in the amount of the reserved capacity for a period of 48 months. This agreement superseded a similar agreement that ChipMOS Taiwan entered into on May 25, 2002. The price for services under this agreement will be agreed upon, based on the general price list, at the time DenMOS places orders under this agreement. If ChipMOS Taiwan is unable to test and assemble the agreed number of LCD and other flat-panel display driver semiconductors, DenMOS may use a third party to cover the shortfall. However, ChipMOS Taiwan is entitled to cure any shortfall in the following month. If ChipMOS Taiwan fails to do so, ChipMOS Taiwan may be liable for damages up to the amount equal to the number of shortfall units in the given month multiplied by the average sales price per unit in that month. If DenMOS fails to place orders according to the reserved capacity, ChipMOS Taiwan is entitled to damages based on the costs for the equipment, tooling costs, costs for personnel dedicated to the provisions of capacity to such customer, and the costs for raw materials.

The Company consults its ROC counsel on certain related party transactions and obtains legal opinions, as appropriate, to ensure that such transactions do not violate relevant ROC law provisions.

11.    SIGNIFICANT COMMITMENTS AND CONTINGENCIES

a.	As of June 30, 2004, ChipMOS Taiwan leased parcels of land from the Hsinchu and Tainan Science Park (SBIP) under several agreements expiring on various dates from 2004 to 2017, with renewal options.

The future minimum lease payments under the above-mentioned leases as of June 30, 2004 are as follows:

Year	Amount
	NT$	US$
	(in thousands)
2004	8,102	241
2005	15,688	466
2006	15,688	466
2007	15,688	466
2008	14,198	422
Thereafter	85,664	2,545

Total minimum lease payments	155,028	4,606

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

11.    SIGNIFICANT COMMITMENTS AND CONTINGENCIES (continued)

b.	ChipMOS Taiwan acquired testing and assembly technology for tape carrier packages under a licensing agreement with Sharp Corporation. The term of the agreement is for five years beginning February 10, 2000. Sharp licensed to the company tape carrier package-related technology and intellectual property rights. ChipMOS Taiwan in turn pays a royalty fee to Sharp ranging from 3% to 5% of the service fee paid to ChipMOS Taiwan by its customers minus the material cost incurred from providing tape carrier package-related services over the licensing agreement. Sharp has granted ChipMOS Taiwan a grace period, which expired in September 2004, during which ChipMOS Taiwan may defer the payment of a portion of the royalty fee due to Sharp until the expiry of the grace period or until the amount of deferred royalty fee exceeds JPY150.9 million. ChipMOS Taiwan has incurred royalty payment obligations of JPY9.1 million and JPY13.3 million for the six months ended June 30, 2003 and 2004 to Sharp which was paid in October 2004.

c.	The Company has unused letters of credit aggregating approximately US$4,285 thousand, Euro 260 thousand and JPY4,757,613 thousand, as of June 30, 2004.

d.	In 2003, tax authorities in the ROC have assessed and increased the income taxes of ChipMOS Taiwan for the years of 1999 and 2000 by NT$2,095 thousand and NT$30,526 thousand, respectively. ChipMOS Taiwan has filed an appeal against the assessment.

e.	In 2003, ChipMOS Taiwan entered into several long-term agreements with some of its key customers, under which ChipMOS Taiwan reserves capacity for such customers and under which these customers committed to place orders in the amount of the reserved capacity through 2005 and 2006. For details please refer to Note 23g to the audited consolidated financial statements of the Company as of December 31, 2003.

f.	In July 2004, ChipMOS Taiwan entered into a six-month contract with Cypress Semiconductor Corp. to provide wafer sort services for its one-transistor SRAMs.

g.	As of June 30, 2004, Modern Mind has a capital commitment in relation to a capital contribution to ChipMOS Shanghai of US$202,500 thousand (NT$6,816,150 thousand), which is due on June 6, 2005. Modern Mind has obtained an oral agreement from the Shanghai Foreign Investment Committee to extend the capital contribution due date for six months.

12.    POST BALANCE SHEET EVENTS

a.	ChipMOS Bermuda obtained net proceeds of approximately US$34.3 million from its second public offering of 7,000,000 common shares at US$5.50 per share.

b.	On July 12, 2004, ChipMOS Bermuda, as lender, Modern Mind, as borrower, and Jesper, as guarantor, entered into a master loan agreement, pursuant to which ChipMOS Bermuda provided on July 29, 2004 a loan in an amount of US$62,821 thousand in the form of a demand note issued by Modern Mind and pursuant to which ChipMOS Bermuda may provide Modern Mind from time to time additional funds in the form of demand notes. The demand notes are convertible at any time into common shares representing, immediately after the conversion, almost 100% of the then outstanding common shares of Modern Mind at a conversion rate of US$1.00 for each common share of Modern Mind. Payment under the demand notes is fully and unconditionally guaranteed by Jesper and secured by a security interest in the entire equity interest in Modern Mind and ChipMOS Shanghai. Moreover, under the master loan agreement, Jesper granted ChipMOS Bermuda an irrevocable option to acquire the common shares of Modern Mind then owned by Jesper.

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

12.    POST BALANCE SHEET EVENTS (continued)

c.	On August 24, 2004, ChipMOS Taiwan and ThaiLin entered into an agreement with First International Computer Testing and Assembly Technology, Inc. (FICTA) whereby ChipMOS Taiwan and ThaiLin agrees to purchase all of FICTA’s testing and assembly assets from its Hsinchu Science Park operation, together with its trademarks and long-term investments. The transaction is valued at approximately NT$1,050,000 thousand (US$31,194 thousand). The assets are expected to be transferred to ChipMOS Taiwan and ThaiLin on November 1, 2004.

d.	ThaiLin issued the second batch of convertible bonds on August 3, 2004 with a face value of NT$1,000,000 thousand (US$29,709 thousand). These bonds are due for repayment on August 3, 2009. The interest rates applicable are as follows:-

—	Redemption within one month from date of issue to three years: 1.5% per annum

—	Redemption after three years until 40 days before the due date: nil.

e.	On July 28, 2004, ThaiLin’s board of directors has approved the investment in a BVI company with approximately NT$100,980 thousand (US$3,000 thousand) to cater for ThaiLin’s expansion. As of October 26, 2004, no investment has been made.

f.	In October 2004, ChipMOS Taiwan entered into an agreement with Samsung Electronics Co., Ltd. (Samsung) to provide assembly services for Samsung’s DRAM products. ChipMOS Taiwan is currently in the qualification process with Samsung and it expects to complete by the end of the year.

13.    SEGMENT AND GEOGRAPHIC INFORMATION

The Company engages mainly in the research and development, manufacturing, assembly, testing and turnkey of semiconductors. In accordance with Statement of Financial Accounting Standards (SFAS) No. 131, “Disclosure About Segments of an Enterprise and Related Information”, the Company’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews these segment results by Testing, Assembly, Testing and Assembly for LCD and other Flat-Panel Display Driver Semiconductors and Turnkey when making decisions about allocating resources and assessing performance of the Company. Financial segment information required by SFAS No. 131 is as follows:

a.	The Company provides semiconductor testing, assembly, turnkey services and LCD and other flat-panel display driver semiconductor assembly and testing services.

	(Unaudited) Six Months ended June 30, 2003
	Testing	Assembly	Turnkey	LCD	Segment Totals	Corporate & Other assets	Consolidated Totals
	NT$	NT$	NT$	NT$	NT$	NT$	NT$
	(in thousands)
Revenue from customers	1,235,625	1,246,489	877,603	674,237	4,033,954	—	4,033,954
Cost of revenues	1,246,089	1,027,777	867,281	503,263	3,644,410	—	3,644,410

Segment gross profit (loss)	(10,464)	218,712	10,322	170,974	389,544	—	389,544

Depreciation and amortization	850,476	260,374	—	219,207	1,330,057	3,056	1,333,113

Segment assets	5,176,137	2,157,286	—	2,215,697	9,549,120	6,754,557	16,303,677

Expenditure for segment assets	556,183	197,128	—	232,776	986,087	3,187	989,274

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

13.    SEGMENT AND GEOGRAPHIC INFORMATION (continued)

	(Unaudited) Six Months Ended June 30, 2004
	Testing	Assembly	Turnkey	LCD	Segment Totals	Corporate & Other assets	Consolidated Totals
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	US$
	(in thousands)
Revenue from customers	3,008,412	2,427,568	384,225	1,592,573	7,412,778	—	7,412,778	220,225
Cost of revenues	1,849,177	1,986,441	380,340	898,617	5,114,575	—	5,114,575	151,948

Segment gross profit/(loss)	1,159,235	441,127	3,885	693,956	2,298,203	—	2,298,203	68,277

Depreciation and amortization	1,038,456	304,237	—	290,440	1,633,133	27,003	1,660,136	49,321

Segment assets	9,668,367	4,356,921	—	3,031,750	17,057,038	7,361,237	24,418,275	725,439

Expenditure for segment assets	2,247,100	331,307	—	924,292	3,502,699	6,262	3,508,961	104,247

In providing turnkey services, the Company purchases fabricated wafers and sells tested and assembled semiconductors. The process of conducting testing and assembling for the fabricated wafer is at a very limited level, which only uses a very small portion of the Company’s facility capacity. Therefore, the Company allocated no specific assets to the turnkey segment and accordingly, no related depreciation and amortization was allocated.

The corporate and other assets consist of the total current assets, long-term investments, property and equipment located in the U.S. and Japan, long-term restricted cash equivalents, intangible assets of bond issuance costs, employee dormitory building and refundable deposits.

b.	Net revenue:

	(Unaudited) Six Months Ended June 30,
	2003	2004
	NT$	NT$	US$
	(in thousands)
Area
ROC	3,376,376	6,291,177	186,904
U.S.	214,772	621,453	18,462
Japan	135,918	327,482	9,729
Others	306,888	172,666	5,130

	4,033,954	7,412,778	220,225

c.	Net sales to customers representing at least 10% of net total sales:

	(Unaudited) Six Months Ended June 30,
	2003		2004
	Amount	%	Amount	%	Amount
	NT$		NT$		US$
	(in thousands)
Customer
MVI	1,472,056	36	12,629	—	375
Ultima Electronics	689,379	17	364,332	5	10,824
ProMOS	514	—	2,086,147	28	61,977
Powerchip Semiconductor Corp.	95,342	2	713,873	10	21,208

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

14.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY THE COMPANY AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES

The accompanying unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the Republic of China (“ROC GAAP”), which differ in the following respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”). Please refer to note 27 to the audited consolidated financial statements of the Company as of December 31, 2003 and for the year then ended for the summary of significant differences.

The following reconciles net income (loss) and shareholders’ equity under ROC GAAP as reported in the accompanying unaudited consolidated financial statements to net income(loss) and shareholders’ equity amounts determined under U.S. GAAP.

	(Unaudited) Six Months Ended June 30,
	2003	2004
	NT$	NT$	US$
	(in thousands)
Net income (loss)
Net income (loss) based on ROC GAAP	(90,393)	1,181,230	35,093

Adjustments:
Amortization of technology transfers in payment of capital stocks	10,000	—	—
Amortization of start-up costs	9,632	4,953	147
Depreciation of property, plant and equipment and employee dormitory building	(7,229)	(7,148)	(212)
Transfer of building and facilities from MVI	1,203	625	18
Marketable securities—trading	68,279	(10,446)	(310)
Interest capitalization	—	(3,130)	(93)
Depreciation of interest capitalization	(5,728)	(1,432)	(43)
Effect of U.S. GAAP adjustments on income taxes	(3,120)	—	—
Minority interests	(23,028)	(2,505)	(74)

Net increase (decrease) in net income (loss)	50,009	(19,083)	(567)

Net income (loss) based on U.S. GAAP	(40,384)	1,162,147	34,526

Earnings (loss) per share—basic	(0.69)	19.43	0.58

Earnings (loss) per share—diluted	(0.68)	19.27	0.57

Number of weighted average shares outstanding—basic	58,873	59,811	59,811

Number of weighted average shares outstanding—diluted	59,111	60,323	60,323

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

14.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY THE COMPANY AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES (continued)

	December 31, 2003	(Unaudited) June 30, 2004
	NT$	NT$	US$
	(in thousands)
Shareholders’ equity
Shareholders’ equity based on ROC GAAP	7,248,238	8,580,726	254,924

Adjustments:
Technology transfer in payment of capital stocks
Original cost	(750,000)	(750,000)	(22,282)
Accumulated amortization of technology transfer in payment of capital stocks	750,000	750,000	22,282
Start-up costs
Original cost	(73,329)	(73,329)	(2,179)
Accumulated amortization of start-up costs	53,554	58,822	1,747
Net effect on inventories	(206)	(521)	(15)
Depreciation of fixed assets and employee dormitory building
Depreciation of fixed assets and employee dormitory building	(96,263)	(103,467)	(3,074)
Net effect on inventories	252	308	9
Transfer of building and facilities from MVI
Original cost	(173,174)	(173,174)	(5,145)
Depreciation and gain on disposal of building and facilities from MVI	166,789	167,446	4,975
Net effect on inventories	(34)	(66)	(2)
Pension expenses	(1,898)	(1,898)	(56)
Marketable securities—trading	(3,576)	(14,022)	(417)
Long-term investments	(12,507)	—	—
Interest capitalization	122,168	118,757	3,528
Depreciation of interest capitalization	(12,464)	(13,615)	(404)
Effect of U.S. GAAP adjustments on income taxes	(2,297)	(2,297)	(68)
Minority interests	6,073	3,568	106

Net increase (decrease) in shareholders’ equity	(26,912)	(33,488)	(995)

Shareholders’ equity based on U.S. GAAP	7,221,326	8,547,238	253,929

	Year Ended December 31, 2003	(Unaudited) Six Months ended June 30, 2004
	NT$	NT$	US$
	(in thousands)
Changes in shareholders’ equity based on U.S. GAAP
Balance, beginning of the year/period	6,760,185	7,221,326	214,537
Issuance of option warrants	18,903	9,184	273
Exercise of option warrants	56,815	147,879	4,393
Reversal of unrealized loss (gain) on available-for-sale securities	(76,502)	12,507	372
Cumulative translation adjustments	(31,388)	(5,805)	(172)
Net income(loss) for the year/period	485,284	1,162,147	34,526
Adjustment of equity method for long-term investment	8,029	—	—

Balance, end of the year/period	7,221,326	8,547,238	253,929

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

14.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY THE COMPANY AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES (continued)

As a result of the adjustments presented above, the approximate amounts of total assets under U.S. GAAP were NT$19,633,489 thousand and NT$24,774,890 thousand as of December 31, 2003, and June 30, 2004, respectively.

The following U.S. GAAP condensed statements of operation for the six months ended June 30, 2003 and 2004 have been derived from the unaudited interim financial statements and reflect the adjustments presented above. Certain accounts have been reclassified to conform to U.S. GAAP. Reversal of allowance for doubtful receivables, gain (loss) on disposal of property, plant and equipment and loss on lease rescission are included as operating expenses.

	(Unaudited) Six Months Ended June 30,
	2003	2004
	NT$	NT$	US$
	(in thousands)
Net revenue	4,033,954	7,412,778	220,225
Cost of revenue	3,650,102	5,116,815	152,015

Gross profit	383,852	2,295,963	68,210
Operating expenses	349,202	500,237	14,861

Income from operations	34,650	1,795,726	53,349
Non-operating income (expenses)—net	(37,064)	(26,828)	(797)

Income (loss) before income tax	(2,414)	1,768,898	52,552

Net income (loss)	(40,384)	1,162,147	34,526

15.    ADDITIONAL DISCLOSURES REQUIRED BY U.S. GAAP

a.	Marketable securities

Details of certain investments carried at cost under ROC GAAP which are required to be revalued for purposes of U.S. GAAP are as follows:

	(ROC GAAP) Carrying Value		(U.S. GAAP) Fair Value
	December 31, 2003	(Unaudited) June 30, 2004	December 31, 2003	(Unaudited) June 30, 2004
	NT$	NT$	NT$	NT$	US$
(in thousands)
Investment in trading securities (Note 4)	664,251	2,100,312	660,675	2,086,289	61,981

The Company uses the weighted-average cost method for trading securities and available-for-sale securities when determining the cost basis.

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

15.    ADDITIONAL DISCLOSURES REQUIRED BY U.S. GAAP (continued)

b.	Pension plans

In accordance with SFAS No. 132—Revised, “Employers’ Disclosures about Pensions and Other Post-retirement Benefits”, pension information is disclosed below:

	(Unaudited) Six Months Ended June 30,
	2003	2004
	NT$	NT$	US$
	(in thousands)
Service cost	16,051	24,114	716
Interest cost	2,138	3,560	106
Projected return on plan assets	(1,291)	(2,164)	(64)
Amortization	14	14	—
Curtailment gain	348	272	8

	17,260	25,796	766

The Company previously disclosed in the financial statements for the year ended December 31, 2003 that it was expected to contribute approximately NT$25,878 thousand to its pension plans in 2004. As of June 30, 2004, NT$14,459 thousand of contributions have been made. The Company anticipates contributing an additional NT$15,466 thousand to fund the pension plans in 2004 for a total of approximately NT$29,925 thousand.

c.	Statements of cash flows

ROC SFAS No. 17, “Statement of Cash Flows” has been applied. Its objectives and principles are similar to those set out in SFAS No. 95, “Statement of Cash Flows”. The principal differences between the standards relate to classification. Cash flows from changes in short-term investments, refundable deposits, other assets and guarantee deposits and bonus to directors and supervisors are included as operating activities under SFAS No. 95. Summarized cash flow data by operating, investing and financing activities in accordance with SFAS No. 95 are as follows:

	(Unaudited)
	Six Months Ended June 30,
	2003	2004
	NT$	NT$	US$
	(in thousands)
Net cash inflow (outflow) from:
Operating activities	428,956	3,548,460	105,421
Investing activities	(1,263,708)	(4,767,956)	(141,650)
Financing activities	(864,535)	336,102	9,985

	(1,699,287)	(883,394)	(26,244)
Effect of changes in foreign exchange rate	(6,480)	(7,194)	(214)
Cash and cash equivalents at the beginning of period	2,487,532	1,730,964	51,425

Cash and cash equivalents at the end of period	781,765	840,376	24,967

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

15.    ADDITIONAL DISCLOSURES REQUIRED BY U.S. GAAP (continued)

d.	Statements of comprehensive income (loss)

	(Unaudited)
	Six Months Ended June 30,
	2003	2004
	NT$	NT$	US$
	(in thousands)
Net income (loss) based on U.S. GAAP	(40,384)	1,162,147	34,526
Other comprehensive income (loss):
Realized gain due to change to short term investment	55,763	—	—
Translation adjustment	(6,480)	(7,194)	(214)

Comprehensive income (loss)	8,899	1,154,953	34,312

Components in other comprehensive income (loss) refer to investments in Ultima Electronics. Under ROC laws, those losses and gains are not subject to income tax. Therefore, no tax expense or benefit are allocated to such investments.